

2012 Annual Report

First South Bancorp

TABLE OF CONTENTS

MISSION STATEMENT

"Our mission is to become the premier community bank in central and eastern North Carolina. We will enhance shareholder value by serving the personal and business needs of our markets, providing superior customer service, investing in the communities that we serve, and enriching the lives of our employees."

LETTER TO STOCKHOLDERS

To Our Stockholders and Friends:

Looking back on 2012, the year was one of many significant changes and events at First South Bancorp (the "Company) and its wholly owned subsidiary, First South Bank (the "Bank"). Changes occurred in software and systems, products and processes, and management personnel. Events included the implementation of a new data processing system and the decision to pursue a bulk sale of problem loans that was completed in February 2013. The most significant of these changes and events was the retirement of Tom Vann as President and Chief Executive Officer of both the Company and the Bank on August 31, 2012.

Tom Vann enjoyed a 40 year career at the Bank, serving as President and Chief Executive Officer for the past 36 years. Under Tom's leadership, the Bank grew from one location, nine employees and $10 million in total assets to 26 locations, 250 employees, and over $900 million in total assets, before the most recent recession. During Tom's tenure, the Company became one of the most high performing community banks in North Carolina, the Southeast and the country. Tom has set the bar extremely high and it will be the job of the current executive management team to return the Company to the top performing quartile among its peers. I hope you will join me in expressing my deepest appreciation for Tom's dedication, contributions, and accomplishments over the past 40 years.

During the weekend of March 17 and 18, 2012, the Bank completed a full data conversion of all core and ancillary products. Data conversions are never easy, but the preparation and dedication of the Bank's employees allowed the process to go as smoothly as possible. The new data processing system provides enhanced functionality that will enable us to expand our product offerings and to better serve our customers.

Management and the employees of the Bank have worked hard during the past year to make some exciting changes to our products and processes. We revamped and streamlined our credit process by implementing new software to standardize and improve loan underwriting. We reviewed the entire lending process, from financial data gathering to loan booking, and designed a new workflow to be more responsive to our customers. Additionally, we have launched a new line of deposit products designed to reward customer relationships.

The Bank has welcomed two new members of executive management during 2012. As announced in last year's letter, I joined the Company and Bank in mid-March and assumed the President and CEO responsibilities effective September 1. Bill Wall, who has served the Bank as Chief Financial Officer since March 1993, elected to assume a new role and has transitioned to the Director of Financial Reporting. Scott "Mac" McLean joined the Bank in October as the new CFO. Mac was most recently the CFO at KeySource Bank in Durham, and previously worked at Southern Community Bank and Trust, and the Federal Reserve Bank at Richmond. We welcome Mac to the First South Bank family and are appreciative of Bill's past and future contributions.

During the fourth quarter of 2012, management and the Board began the work of developing a plan to significantly reduce the Bank's level of problem assets. After careful consideration and analysis of the impact to capital, management and the Board unanimously approved the plan and in February of 2013 we executed the first phase by selling $46.5 million of problem loans. We believe that while the economy is not yet on a solid path, there are signs that our markets are moving toward self-sustaining growth. The timing of a bulk disposition of troubled assets is important because we did not want to pursue a strategy only to have new troubled assets surface. Because we see positive signs, the timing appeared right. Alleviating our balance sheet of a significant portion of problem assets will allow management and all of our associates to fully focus on growing the earnings of the Company.

The bulk disposition transaction came at a financial consequence. Prior to the transaction, the Company was on target to earn net income of $3.0 million or $0.31 per share for the year end December 31, 2012, compared to $1.6 million or $0.16 per share for the prior year. The loan sale and the valuation adjustments taken on the other real estate owned resulted in a $14.0 million net loss to the Company. Therefore, inclusive of the bulk disposition, the net operating loss for 2012 was $11.0 million, or ($1.13) per share.

While this represents a significant use of current capital, we believe taking the loss at this point will have a favorable impact on future earnings. Without respect to the transaction, we incurred $3.6 million in expenses related to the ongoing maintenance and valuation write-downs on our OREO portfolio and $529,000 in losses on the sale of OREO property. We expensed $6.0 million in provisions for loan losses, prior to the transaction, during a year when our loan portfolio declined. The large provision was primarily associated with partial charge-offs and specific reserves against impaired loans. While there are no guarantees concerning the future, we believe that expense and losses associated with ongoing maintenance and disposition of OREO should be significantly reduced from 2012 levels. The time and energy that our associates devoted to the management of these problem assets can now be focused on building new customer relationships.

Finally, we have been working hard to implement a new "you first" philosophy. "You first" is the feeling you achieve as a shareholder, customer or fellow employee when your expectations for customer service, product delivery and financial partnership are exceeded. "You first" is the result of all First South Bank associates working together, seamlessly and consciously, to not just meet your needs, but exceed them every time. It is the goal of the First South team to be the premier community bank serving eastern and central North Carolina. While we have been in existence since 1902 and have a long, rich history, there is a fresh, new feeling among our employees and we stand ready to execute on the "you first" philosophy.

Special thanks to Tom Vann and the Board of Directors for offering me the opportunity to build on this great foundation, thanks to my fellow associates for their warm welcome and allowing me to implement changes throughout the Company and thank you to each of our shareholders for continuing to support this great Bank. The employees of First South Bank welcome your comments or suggestions and look forward to working hard for you.

Sincerely,



Bruce W. Elder
President and
Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

	At or for the Years Ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands, except share and per share data)				
Summary of Operations					
Interest income	$ 34,158	$ 39,303	$ 42,871	$ 49,060	$ 59,364
Interest expense	4,700	7,556	9,019	16,094	23,317
Net interest income	29,458	31,747	33,852	32,966	36,047
Provision for loan losses	23,252	10,813	22,152	7,180	4,044
Non-interest income	11,253	9,420	10,844	10,960	10,084
Non-interest expense	35,573	27,953	26,725	25,345	24,165
Income (loss) before income taxes	(18,114)	2,401	(4,181)	11,101	17,922
Income tax expense (benefit)	(7,137)	848	(1,801)	4,365	6,934
Net income (loss)	$ (10,977)	$ 1,553	$ (2,380)	$ 7,036	$ 10,988
Per Share Data					
Net income (loss) - basic	$ (1.13)	$ 0.16	$ (0.24)	$ 0.72	$ 1.13
Net income (loss) - diluted	(1.13)	0.16	(0.24)	0.72	1.12
Dividends	0.00	0.00	0.49	0.80	0.80
Book value	7.66	8.63	8.15	8.85	9.02
Tangible book value	7.09	8.06	7.57	8.27	8.46
Balance Sheet Data					
Total assets	$ 707,713	$ 746,941	$ 797,246	$ 829,891	$ 875,855
Cash and interest earning deposits	12,366	32,774	44,434	30,045	63,284
Investment securities	164,838	138,515	98,883	97,239	32,827
Loans receivable, net	478,712	525,202	606,074	658,656	744,731
Deposits	600,901	642,617	689,465	688,511	716,427
Borrowings	26,810	12,406	21,813	47,690	62,868
Stockholders' equity	74,653	84,113	79,513	86,214	87,821
Average Balance Data					
Average assets	$ 732,091	$ 779,369	$ 811,742	$ 866,504	$ 902,668
Average interest-earning assets	667,079	700,181	738,074	800,899	839,011
Average interest-bearing liabilities	544,296	590,933	623,155	679,299	712.423
Average Equity	85,295	81,458	86,852	88,129	87,695
Selected Performance Ratios					
Return on average assets	(1.50)%	0.20%	(0.29)%	0.81%	1.22%
Return on average equity	(12.87)%	1.91%	(2.74)%	7.98%	12.53%
Efficiency	87.30%	67.83%	59.72%	57.63%	52.31%
Interest rate spread	4.39%	4.52%	4.55%	4.04%	4.18%
Net interest margin	4.42%	4.53%	4.59%	4.12%	4.30%
Average earning assets/average interest bearing liabilities	122.56 %	118.49 %	118.44 %	117.90 %	117.77 %
Noninterest expense/average assets	4.86%	3.59%	3.29%	2.92%	2.68%
Asset Quality Ratios					
Non-performing assets/assets	4.84%	8.04%	6.63%	2.50%	2.59%
Non-performing loans/total loans	4.38%	7.95%	6.59%	1.51%	1.98%
Allowance for loan losses/gross loans held for investment	1.78%	2.84%	3.03%	2.02%	1.55%
Provision for credit losses/gross loans held for investment	5.25%	2.02%	3.56%	1.08%	0.54%
Capital Ratios and Other Data					
Equity to assets ratio	10.55%	11.26%	9.97%	10.39%	10.03%
Average equity/average assets	11.65%	10.45%	10.70%	10.17%	9.72%
Loans serviced for others	$ 313,823	$ 319,363	$ 318,218	$ 289,324	$ 255,510
Full-service banking offices	26	26	28	28	28

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

General. First South Bancorp, Inc. (the "Company") was formed to issue common stock, owning 100% of First South Bank (the "Bank") and operating through the Bank a commercial banking business; therefore, this discussion and analysis of consolidated financial condition and results of operation relates primarily to the Bank. The business of the Bank consists principally of attracting deposits from the general public and using them to originate secured and unsecured commercial and consumer loans, permanent mortgage and construction loans secured by single-family residences and other loans. The Bank's earnings depend primarily on its net interest income, the difference between interest earned on interest earning assets and interest paid on interest-bearing liabilities. The volume of noninterest income and noninterest expenses also impacts the Bank's earnings.

Prevailing economic conditions, competition, as well as federal and state regulations, affect the operations of the Bank. The Bank's cost of funds is influenced by interest rates paid on competing investments, rates offered on deposits by other financial institutions in the Bank's market area and by general market interest rates. Lending activities are affected by the demand for financing of real estate and various types of commercial, consumer and mortgage loans, and by the interest rates offered on such financing. The Bank's business emphasis is to operate as a well-capitalized, profitable and independent community oriented financial institution dedicated to providing quality customer service and meeting the financial needs of the communities it serves. The Bank believes it has been effective in serving its customers because of its ability to respond quickly and effectively to customer needs and inquiries. The Bank's ability to provide these services has been enhanced by the stability of the Bank's senior management team.

The Company's common stock is listed and trades on the NASDAQ Global Select Market under the symbol FSBK.

Recognized Subsequent Event. On February 21, 2013, the Bank announced a two-tiered Bulk Asset Disposition Plan (the "Disposition Plan") to significantly reduce its level of problem assets through a bulk sale of problem loans and the disposition other real estate owned ("OREO") properties. Pursuant to guidance set forth in ASC 855, *Subsequent Events*, while the events of the Disposition Plan occurred after December 31, 2012, the effect of these transactions on the value of the assets impacted is being reflected in the Company's consolidated financial statements for the year ended December 31, 2012, as a recognized subsequent event.

The Disposition Plan is segregated into two phases. First, on February 20, 2013, the Bank executed an agreement to sell problem loans with a book value of $46.5 million, resulting in a $17.6 million pre-tax charge to 2012 earnings. Second, the Bank wrote down to the majority of its OREO assets in order to allow for the disposal of these problem assets in an accelerated time frame. As a result, the Company realized a $5.2 million pre-tax valuation charge to 2012 earnings.

The Bank completed the problem loan sale on February 22, 2013, and received net proceeds of $25.1 million. The OREO disposal phase of the Disposition Plan is on-going. The Bank believes the valuation adjustments taken as of December 31, 2012, against that portion of the OREO portfolio offered for sale, resulted in book values that are at levels for which the assets can be disposed of at prices that are indicative of market values.

For the year ended December 31, 2012, the Company recognized an $11.0 million net operating loss, or ($1.13) per diluted share, compared to net income of $1.6 million, or $0.16 per diluted common share, earned for the year ended December 31, 2011. Excluding the effects of the Disposition Plan, net income for the year ended December 31, 2012, would have been $3.0 million, or $0.31 per diluted common share.

Management and the Board of Directors (the "Board") recognize that the loss generated from this Disposition Plan represents a significant use of capital. After careful consideration of the financial ramifications, the Board concluded the benefits derived from the improved asset quality position achieved from an accelerated disposition plan, outweighed the initial impacts of the transaction on the Bank. A portion of these losses embedded in the Bank's balance sheet would have been realized in future periods, as these problem assets were subsequently resolved. Due to its strong capital levels prior to this transaction, the Bank will be able to execute the Disposition Plan of these problem assets without a simultaneous capital raise. After the bulk asset sales are completed, the Bank will remain well capitalized. In addition, with the uncertainty associated with a high level of adversely classified assets having been removed, management can shift its core focus from credit resolution and asset disposition to franchise growth and the pursuit of future business opportunities. Management and the Board believe this shift in focus, coupled with improved solid core earnings potential, should lead to greater shareholder value.

Liquidity and Capital Resources. Liquidity generally refers to the Bank's ability to generate adequate amounts of cash to meet its funding needs. Adequate liquidity guarantees sufficient funds are available to meet deposit withdrawals, fund loan commitments, maintain adequate reserve requirements, pay operating expenses, provide funds for debt service, and meet other general commitments. The Bank maintains its liquidity position under policy guidelines based on liquid assets in relationship to deposits and short-term borrowings. The Bank's primary sources of funds are customer deposits, loan principal and interest payments, proceeds from loan and securities sales, and advances from the Federal Home Loan Bank of Atlanta (the "FHLB"). While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and loan prepayments are influenced by interest rates, economic conditions and local competition. The Bank's primary investing activity is originating commercial, consumer and mortgage loans, lease financing receivables and purchases and sales of investment securities. The Bank's primary financing activities are attracting checking, certificate, savings deposits, repurchase agreements and obtaining FHLB advances.

The levels of cash and cash equivalents depend on the Bank's operating, financing, lending and investing activities during any given period. Cash and cash equivalents declined to $12.4 million at December 31, 2012, from $32.8 million at December 31, 2011. The Bank has other sources of liquidity if a need for additional funds arises. Investment securities available for sale, consisting primarily of mortgage-backed securities and municipal securities, increased to $164.8 million at December 31, 2012, from $138.5 million at December 31, 2011. During the years ended December 31, 2012 and 2011, the Bank sold and exchanged real estate loans totaling $70.6 million and $60.9 million, respectively.

Borrowings consisting of FHLB advances and junior subordinated debentures increased to $26.8 million at December 31, 2012, from $12.4 million at December 31, 2011.

The Bank has pledged its FHLB Atlanta stock and certain loans as collateral for actual or potential FHLB advances. The Bank has credit availability with the FHLB of 20% of the Bank's total assets. The Bank had $126.8 million of remaining credit availability with the FHLB at December 31, 2012, compared to $153.1 million at December 31, 2011. At December 31, 2012, the Bank had lendable collateral value with the FHLB totaling $63.3 million. Additional collateral would be required in order to access total borrowings up to the credit availability limit. In addition, at December 31, 2012, the Bank had available contingency funding sources of $45.0 million of pre-approved, but unused lines of credit. See Note 11 of the Notes to Consolidated Financial Statements, for additional information

Junior subordinated debentures totaled $10.3 million at December 31, 2012 and 2011, respectively. They were issued in 2003 through a private placement pooled trust preferred securities offering by First South Preferred Trust I, a Delaware statutory trust. The trust preferred securities bear interest at three-month LIBOR plus 2.95% payable quarterly. They have a 30-year maturity and were first redeemable, in whole or in part, on or after September 30, 2008, with certain exceptions. For regulatory purposes, $10.0 million of the trust preferred securities qualifies as Tier 1 capital for the Company, and for the Bank, as additional paid-in capital. Proceeds from the trust preferred securities were used by the statutory trust to purchase junior subordinated debentures issued by the Company. See Note 21 of the Notes to Consolidated Financial Statements, for additional information

As a North Carolina chartered commercial bank and a Federal Deposit Insurance Corporation (the "FDIC") insured institution, the Bank is required to meet various state and federal regulatory capital standards. The Bank's total regulatory capital was $80.2 million at December 31, 2012, compared to $81.6 million at December 31, 2011. The FDIC requires the Bank to meet a minimum leverage capital requirement of Tier 1 capital (consisting of retained earnings and common stockholders' equity, less any intangible assets) to assets ratio of at least 4%, and a total capital to risk-weighted assets ratio of 8%, of which 4% must be in the form of Tier 1 capital. The Bank was in compliance with all regulatory capital requirements at December 31, 2012 and 2011. See Note 13 of the Notes to Consolidated Financial Statements, for a description of the Bank's actual regulatory capital amounts and ratios, as of December 31, 2012 and 2011.

Stockholders' equity declined to $74.7 million at December 31, 2012, from $84.1 million at December 31, 2011, reflecting the net of an $11.0 million operating loss for fiscal 2012, and a $1.5 million increase in accumulated other comprehensive income. There were 9,751,271 shares of common stock outstanding at both December 31, 2012 and 2011, respectively, net of 1,502,951 treasury shares.

Interest Rate Risk. Interest rate risk reflects the risk of economic loss resulting from changes in interest rates. The risk of loss can be reflected in diminished and/or reduced potential net interest income in future periods. Interest rate risk arises primarily from interest rate risk inherent in lending and deposit taking activities. The Bank considers interest rate risk to be a significant risk, which could potentially have a material impact on operating earnings. Interest rate risk is measured by computing estimated changes in net interest income and the economic value of equity ("EVE") of the cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. The Bank's exposure to interest rates is reviewed on a quarterly basis by management and the Board. Exposure to interest rate risk is measured with the use of interest rate sensitivity analysis to determine the potential change in net interest income and EVE in the event of hypothetical changes in interest rates, while interest rate sensitivity gap analysis is used to determine the repricing characteristics of assets and liabilities. If estimated changes to net interest income and EVE are not within Board established target risk tolerance limits, the Board may direct management to adjust the Bank's asset and liability mix to bring interest rate risk within the approved target limits.

The EVE calculation is based on the net present value of discounted cash flows utilizing market prepayment assumptions. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay rates, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank may undertake in response to changes in interest rates. EVE represents the economic value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. The interest rate sensitivity analysis assesses the potential loss in risk sensitive instruments in the event of sudden and sustained 1% to 4% increases and decreases in market interest rates. With the Federal Reserve's current policy of continuing to hold interest rates at lower levels, it is not foreseeable that interest rates can decline below zero if downward rate environment assumptions were run. Any data produced by these assumptions would not be reliable. Therefore, Table 1 below does not reflect downward rate interest rates projections. The Board has adopted an interest rate risk management policy that establishes maximum decreases in EVE of 15%, 20%, 25% and 35%, and maximum increases in net interest income of 5%, 10%, 15% and 20%, in the event of sudden and sustained 1% to 4% increases in market interest rates.

Table 1 below presents a static simulation projection of changes in EVE and net interest income, before provision for credit losses ("PCL"), only in the event of sudden and sustained increases in market interest rates for the various rate shock levels at December 31, 2012. Loan data used in the December 31, 2012 static simulation projection was based on balances before the Disposition Plan. At December 31, 2012, the Bank's estimated changes in EVE and net interest income were within the Board established target limits. The Bank uses IPS-Sendero modeling software in the preparation of its interest rate risk simulation projections.

Table 1 - Projected Change in EVE and Net Interest Income

	Economic Value of Portfolio Equity			Net Interest Income Before PCL		
Change in Rates	Amount	Change	% Change	Amount	Change	% Change
			(Dollars in thousands)			
+ 400 bp	$ 72,976	$(34,002)	(31.8)%	$30,341	$1,373	4.7%
+ 300 bp	84,484	(22,494)	(21.0)	29,915	947	3.3
+ 200 bp	96,052	(10,976)	(10.2)	29,442	474	1.6
+ 100 bp	104,139	(2,839)	(2.7)	29,050	82	0.3
Base	106,978	-	-	28,968	-	-

Certain shortcomings are inherent in the method of analysis presented in Table 1. For example, although certain assets and liabilities may have similar maturities to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable-rate loans in the Bank's portfolio could decrease in future periods due to refinance activity if market interest rates remain at or decrease below current levels. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate from those assumed in the table. Also, the ability of many borrowers to repay their adjustable-rate debt may decrease in the event of an increase in interest rates.

Asset/Liability Management. The Bank strives to maintain consistent net interest income and reduce its exposure to adverse changes in interest rates by matching the terms to repricing of its interest-sensitive assets and liabilities. Factors beyond the Bank's control, such as market interest rates and competition, may also impact interest income and interest expense. The Bank's net interest income will generally increase when interest rates rise over an extended period of time, and conversely, will decrease when interest rates decline. The Bank can significantly influence its net interest income by controlling the increases and decreases in its interest income and interest expense, which are primarily caused by changes in market interest rates.

Interest rate risk and trends, liquidity and capital ratio requirements are reported to the Board on a regular basis. The Board reviews the maturities of the Bank's assets and liabilities and establishes policies and strategies designed to regulate the flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing assets and liabilities is to maintain an acceptable interest rate spread while reducing the net effects of changes in interest rates. The Bank's management is responsible for administering the policies and determinations of the Board with respect to the Bank's asset and liability goals and strategies.

A primary component in managing interest rate risk is based on the volume of interest sensitive assets such as loans and leases held for investment. Loans and leases held for investment declined to $441.8 million at December 31, 2012, from $534.0 million at December 31, 2011. The Bank also had $44.7 million of loans held for sale at December 31, 2012, compared to $6.4 million at December 31, 2011. Depending on conditions existing at a given time, the Bank may sell fixed-rate residential mortgage loans in the secondary market. In managing its portfolio of investment securities, all securities are held as available for sale, allowing the Bank to sell a security in a timely manner should an immediate liquidity need arise. Investment securities classified as available for sale increased to $164.8 million at December 31, 2012, from $138.5 million at December 31, 2011.

The Bank uses interest sensitivity gap analysis to monitor the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities, while maintaining an acceptable interest rate spread. Interest sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest-sensitive assets exceeds the amount of interest-sensitive liabilities, and is considered negative when the amount of interest-sensitive liabilities exceeds the amount of interest-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income. The Bank's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings.

Rate/Volume Analysis. Net interest income can be analyzed in terms of the impact of changing interest rates and changing volume on average interest-earning assets and average interest-bearing liabilities.

Table 2 below represents the extent to which changes in interest rates and changes in the volume of average interest-earning assets and average interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. For each category of average interest-earning asset and average interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rate (percentage changes in rate multiplied by old volume); (iii) changes in rate-volume (percentage changes in rate multiplied by the changes in volume); and (iv) net change (total of the previous columns).

Table 2 – Rate/Volume Analysis	Year Ended December 31, 2012 vs. 2011 Increase (Decrease) Due to				Year Ended December 31, 2011 vs. 2010 Increase (Decrease) Due to			
	Volume	Rate	Rate Volume	Total	Volume	Rate	Rate Volume	Total
	(In thousands)							
Interest income:								
Loans receivable	$(3,923)	$(2,026)	$ 231	$(5,718)	$(4,000)	$ (470)	$ 48	$(4,422)
Investments and deposits	1,078	(414)	(91)	573	1,036	(139)	(43)	854
Total earning assets	(2,845)	(2,440)	140	(5,145)	(2,964)	(609)	5	(3,568)
Interest expense:								
Deposits	(592)	(2,477)	204	(2,865)	(270)	(869)	28	(1,111)
Borrowings	10	(24)	(7)	(21)	(355)	70	(66)	(351)
Junior subordinated debentures	-	30	-	30	(10)	9	-	(1)
Total interest-bearing liabilities	(582)	(2,471)	197	(2,856)	(635)	(790)	(38)	(1,463)
Change in net interest income	$(2,263)	$ 31	$ (57)	$(2,289)	$(2,329)	$ 181	$ 43	$(2,105)

Analysis of Net Interest Income. Net interest income primarily represents the difference between income derived from interest-earning assets and interest expense on interest-bearing liabilities. Net interest income is affected by both the difference between the yield on earning assets and the average cost of funds ("interest rate spread"), and the relative volume of interest-earning assets, interest-bearing liabilities and noninterest-bearing deposits.

Table 3 below contains information relating to the Company's average Statements of Financial Condition and Statements of Operations for the years ended December 31, 2012, 2011, and 2010, reflecting the yield on average earning assets and the average cost of funds for the periods indicated. Average balances are derived from month end balances. The Company does not believe that using month end balances rather than average daily balances has caused any material difference in the information presented. The average loans receivable balances listed in interest earning assets do not include nonaccrual loan balances. Tax equivalent yields related to certain investment securities exempt from federal income tax are stated on a fully taxable basis, using a 34% federal tax rate and reduced by a disallowed portion of the tax exempt interest income.

The decline in net interest income results primarily from the decline in market interest rates and the decline in the volume of average earning assets. The decline in market interest rates has been significantly influenced by the Federal Reserve's current policy of holding interest rates at record low levels in efforts to stimulate current economic conditions. The decline in the volume of average earning assets has been influenced by a slowdown in loan originations during the current economic slowdown, and the volume of nonperforming assets.

Table 3 – Yield/Cost Analysis

	Year Ended December 31,								
	2012			2011			2010		
	Average Balance	Interest	Average Yield Cost	Average Balance	Interest	Average Yield Cost	Average Balance	Interest	Average Yield Cost
				(Dollars in thousands)					
Interest earning assets:									
Loans receivable (1)	$496,800	$28,704	5.78%	$560,702	$34,422	6.14%	$625,065	$38,844	6.21%
Investments and deposits	170,279	5,454	3.31 (2)	139,479	4,881	3.50	113,009	4,027	3.56
Total earning assets	667,079	34,158	5.15 (2)	700,181	39,303	5.61	738,074	42,871	5.81
Nonearning assets	65,012			79,188			73,668		
Total assets	$732,091			$779,369			$811,742		
Interest bearing liabilities:									
Deposits	$530,121	4,325	0.82	$577,670	7,190	1.24	$597,068	8,301	1.39
Borrowings	3,865	11	0.28	2,953	32	1.08	15,777	384	2.43
Junior subordinated debentures	10,310	364	3.53	10,310	334	3.24	10,310	334	3.24
Total interest bearing liabilities	544,296	4,700	0.86	590,933	7,556	1.28	623,155	9,019	1.45
Noninterest bearing demand deposits	95,411	0	0.00	99,752	0	0.00	94,700	0	0.00
Total sources of funds	639,707	4,700	0.73	690,685	7,556	1.09	717,855	9,019	1.26
Other liabilities	7,089			7,226			7,035		
Stockholders' equity	85,295			81,458			86,852		
Total liabilities and equity	$732,091			$779,369			$811,742		
Net interest income		$29,458			$31,747			$33,852	
Interest rate spread (2)(3)			4.42%			4.52%			4.55%
Net yield on earning assets (2)(4)			4.44%			4.53%			4.59%
Ratio of earning assets to interest bearing liabilities			122.56%			118.49%			118.44%

1. Does not include nonaccrual loan balances, except for those loans for which payments are being made and some interest is recorded on a cash basis.
2. Shown as a tax-adjusted yield.
3. Represents the difference between the average yield on earning assets and the average cost of funds.
4. Represents net interest income divided by average earning assets.

Results of Operations

See Recognized Subsequent Event above, for additional information regarding the impact of the Disposition Plan on the results of operations for the year ended December 31, 2012.

Comparison of Financial Condition at December 31, 2012 and 2011.

Total assets declined to $707.7 million at December 31, 2012, from $746.9 million at December 31, 2011. Average earning assets declined to $667.1 million for 2012, from $700.2 million for 2011, reflecting a net decline in the volume of the loan and leases held for investment, and somewhat offset by an increase in investment securities and loans held for sale. The ratio of earning assets to total assets increased to 91.5% at December 31, 2012, from 91.2% at December 31, 2011.

Investment securities available for sale increased to $164.8 million at December 31, 2012, from $138.5 million at December 31, 2011. During 2012, this was due to $38.3 million of purchases, $32.7 million of sales, $23.6 million of principal repayments, $41.0 million of securitizations, a $2.1 million increase in unrealized holding gains, $288,000 of net accretion of premiums and discounts, and $1.5 million of gains on sale. The Bank sells investment securities and securitizes mortgage loans held for sale into mortgage-backed securities in order to support a more balanced sensitivity to future interest rate changes and to provide liquidity. During 2012, the Bank implemented a strategy to diversify its investment portfolio through the purchase of tax-exempt municipal securities. At December 31, 2012, the municipal securities portfolio totaled $24.6 million, compared to none at December 31, 2011. See Notes 1 and 2 of the Notes to Consolidated Financial Statements, for additional information.

Loans held for sale increased to $44.7 million at December 31, 2012, from $6.4 million at December 31, 2011, reflecting the net of originations, sales, net realized gains, securitizations into mortgage-backed securities and transfers from loans held for investment. During the year ended December 31, 2012, there were $82.0 million of net originations, $29.5 million of sales, $2.4 million of net realized gains, $41.0 million of securitizations, and in conjunction with the Disposition Plan, $24.4 million of loans previously held for investment were reclassified as held for sale. The Bank also sells selected mortgage loans in the secondary mortgage market in order to reduce its exposure to interest rate and credit risk, while retaining servicing rights to generate additional fee income. Loans serviced for others declined to $313.8 million at December 31, 2012, from $319.4 million at December 31, 2011.

Loans and leases receivable held for investment, net of the allowance for loan and lease losses and deferred loan fees, declined to $434.0 million at December 31, 2012, from $518.8 million at December 31, 2011, reflecting the net of principal repayments and write downs, net of originations, net charge offs, transfers to OREO; and transfers to loans held for sale. During 2012, there were $26.2 million of principal payments and write downs, net of originations, $23.3 million of provisions for credit losses, $10.9 million of transfers to OREO and $24.4 million of transfers to loans held for sale pursuant to the Disposition Plan. The Bank originates both fixed and adjustable rate secured and unsecured loans held for investment. Adjustable rate loans provide shorter terms to maturity and the ability to better manage exposure to market and interest rate risk due to changes in interest rates. The Bank continues to limit the origination of new acquisition and development loans, lot loans or land loans. After successfully reducing its acquisition, development and construction (ADC) concentration, the Bank has resumed originating speculative and pre-sold construction loans on 1 to 4 family residential properties in select markets within its primary market area.

Total loans held for investment on nonaccrual status declined to $4.4 million at December 31, 2012, from $43.0 million at December 31, 2011, reflecting management's efforts to resolve the Bank's problem loans during 2012. As a result of the Disposition Plan, the level of nonaccrual loans declined by $29.2 million at December 31, 2012. Loans are generally placed on nonaccrual status, and accrued but unpaid interest is reversed, when in management's judgment, it is determined that the collectability of interest, but not necessarily principal, is doubtful. Generally, this occurs when payment is delinquent in excess of 90 days. Consumer loans that have become more than 180 days past due are generally charged off or a specific allowance may be provided for any expected loss. All other loans are charged off when management concludes that they are uncollectible. Management has thoroughly evaluated all nonperforming loans and believes they are either well collateralized or adequately reserved. However, there can be no assurance in the future that regulators, increased risks in the loan portfolio, adverse changes in economic conditions or other factors will not require additional adjustments to the allowance for credit losses. Aside from the loans identified on nonaccrual status, there were no loans at December 31, 2012, where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with their current loan repayment terms. The ratio of nonaccrual loans to total loans declined to 4.4% at December 31, 2012, from 8.0% at December 31, 2011.

Based on an impairment analysis of the loan and lease portfolio, there were $37.5 million of loans classified as impaired at December 31, 2012, net of $1.8 million in write-downs, compared to $78.9 million classified as impaired at December 31, 2011, net of $13.4 million in write-downs. As a result of the Disposition Plan, the level of impaired loans declined by $41.3 million at December 31, 2012. At December 31, 2012 and December 31, 2011, the allowance for loan and lease losses included $460,000 and $1.6 million specifically provided for impaired loans, respectively. A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan arrangement. All collateral-dependent loans are measured for impairment based on the fair value of the collateral, while uncollateralized loans and other loans determined not to be collateral dependent are measured for impairment based on the present value of expected future cash flows discounted at the historical effective interest rate. The Bank uses several factors in determining if a loan is impaired. The internal asset classification procedures include a thorough review of significant loans and lending relationships and include the accumulation of related data. This data includes loan payments status, borrowers' financial data and borrowers' operating factors such as cash flows, operating income or loss, and various other matters. See Recognized Subsequent Event above, Notes 1, 3 and 4 of the Notes to Consolidated Financial Statements, and *Provision for Credit Losses* and *Allowance for Credit Losses* below, for additional information.

Other real estate owned acquired from foreclosures declined to $12.9 million at December 31, 2012, from $17.0 million at December 31, 2011, reflecting the net of additions, disposals and fair value adjustments. During 2012 there were $10.9 million of additions, $7.2 million of disposals, and $7.8 million of fair value adjustment, including a $5.2 million valuation write-down taken at December 31, 2012, as a result of the Disposition Plan. Other real estate owned consists of residential and commercial properties, developed lots and raw land. The Bank believes the adjusted carrying values of these properties are representative of their fair market values, although there can be no assurances that the ultimate sales will be equal to or greater than the carrying values. See Recognized Subsequent Event above and Notes 1, 6 and 18 of the Notes to Consolidated Financial Statements, for additional information.

Goodwill related to prior period acquisitions was $4.2 million at December 31, 2012 and 2011, respectively, and is not amortized according to provisions of financial accounting standards. The unamortized balance of the Company's goodwill is tested for impairment annually. The Company has performed annual impairment testing and determined there was no goodwill impairment as of December 31, 2012 or December 31, 2011.

Total deposits declined to $600.9 million at December 31, 2012, from $642.6 million at December 31, 2011. Demand accounts (personal and business checking accounts and money market accounts) increased to $274.7 million at December 31, 2012, from $243.7 million at December 31, 2011. Time deposits declined to $295.7 million at December 31, 2012, from $369.9 million at December 31, 2011. Savings accounts increased to $30.6 million at December 31, 2012, from $29.0 million at December 31, 2011. The Bank attempts to manage its cost of deposits by monitoring the volume and rates paid on maturing certificates of deposits in relationship to current funding needs and market interest rates. The Bank did not renew certain higher rate maturing time deposits during the year ended December 31, 2012 and was able to reprice new and maturing time deposits at lower rates. See Note 8 of the Notes to Consolidated Financial Statements and *Interest Expense* below for additional information regarding deposits and the cost of funds.

Total borrowings increased to $26.8 million at December 31, 2012, from $12.4 million at December 31, 2011. FHLB advances increased to $16.5 million at December 31, 2012, from none at December 31, 2011. The Bank uses lower costing FHLB borrowings as a funding source, providing an effective means of managing its overall cost of funds. Junior subordinated debentures were $10.3 million at both December 31, 2012 and 2011. Retail repurchase agreements representing funds held in cash management accounts for commercial banking customers, declined to none at December 31, 2012, from $2.1 million at December 31, 2011. The Bank discontinued the retail repurchase agreement program effective November 1, 2012, and subsequently, will sweep commercial banking customers excess cash funds into an interest bearing deposit account.

Stockholders' equity declined to $74.7 million at December 31, 2012, from $84.1 million at December 31, 2011, reflecting the net of an $11.0 million operating loss for fiscal 2012, and $1.5 million increase in accumulated other comprehensive income. The Company's tangible equity to assets ratio declined to 10.0% at December 31, 2012, from 10.7% at December 31, 2011. There were 9,751,271 common shares outstanding at December 31, 2012 and December 31, 2011, respectively. Tangible book value per common share declined to $7.09 at December 31, 2012, $8.06 at December 31, 2011. Accumulated other comprehensive income increased to $5.2 million at December 31, 2012, from $3.7 million at December 31, 2011, reflecting an increase in unrealized gains on available for sale securities, net of deferred income taxes.

The Company paid no quarterly cash dividends in 2012 or 2011. In order to preserve the Bank's capital during the recent stressed economic environment, the Company suspended quarterly cash dividend payments in December 2010. The Board will continue to review the status of future dividend payments, which will depend upon the Company's financial condition, earnings, equity structure, capital needs and economic conditions.

The Company did not purchase any shares of its common stock during 2012 or 2011. Shares previously purchased are held as treasury stock, at cost. Treasury shares were 1,502,951 totaling $32.0 million at both December 31, 2012 and 2011. Treasury shares are intended to be used for general corporate purposes including the future exercise of stock options and providing shares for potential future stock splits. Additionally, no shares were issued from the exercise of stock options during 2012 or 2011.

Comparison of Operating Results for the Years Ended December 31, 2012 and 2011.

General. The Company reported a net operating loss of $11.0 million for 2012, compared to net income of $1.6 million for 2011. The net loss per diluted common share was $1.13 per share for 2012, compared to net income per diluted common share of $0.16 per share for 2011. Excluding the effects of the Disposition Plan, net income for 2012 would have been $3.0 million, or $0.31 per diluted common share. See Recognized Subsequent Event above, for additional information.

In addition to the Disposition Plan, net earnings for 2012 and 2011 were influenced by the amount of provisions for credit losses necessary to maintain the allowance for loan and lease losses at an adequate level; a decline in the volume of average earning assets; expenses attributable to other real estate owned properties; while being partially offset by a reduction in interest expense and gains on mortgage loan and investment securities sales. The economic environment has presented a challenging credit management issue for the Bank and for some of its customers. As the Bank addressed and managed through these challenges, it has remained focused on long-term strategies. These strategies include maintaining adequate levels of capital and liquidity, improving efficiency in operations, building core customer relationships and improving franchise and stockholder value. Subsequent to the Disposition Plan, the Bank continues to maintain a strong capital position in excess of the well-capitalized regulatory guidelines, and combined with the level of the allowance for credit losses, provides the Bank with a strong foundation from which to grow as economic conditions improve.

Key performance ratios are return on average assets (ROA), return on average equity (ROE) and efficiency. These key ratios were negatively impacted by the execution of the Disposition Plan. For 2012, ROA and ROE declined to (1.50)% and (12.87)%, respectively, from ROA and ROE of 0.20% and 1.91%, respectively, achieved for 2011. The efficiency ratio (noninterest expenses as a percentage of net interest income plus noninterest income) increased to 87.3% for 2012, from 67.8% for 2011. The efficiency ratio measures the proportion of net operating revenues that are absorbed by overhead expenses, that increased during the reporting periods primarily due to increased OREO valuation adjustments. Excluding the effects of the Disposition Plan, ROA, ROE and the efficiency ratio for 2012 would have been 0.41%, 3.52% and 73.6%, respectively.

Interest Income. Interest income declined to $34.2 million for 2012, from $39.3 million for 2011. The reduction in the amount of interest income is due primarily to lower interest rates during the comparative reporting periods and a decline in the volume of average interest-earning assets. Average interest-earning assets declined to $667.1 million for 2012, from $700.2 million for 2011. The reduction in average interest-earning assets reflects the net effect of the combined decrease in loans and leases receivable; sales and principal payments on investment securities, net of purchases; and the volume of other real estate owned and non-performing loans. The tax equivalent yield on average interest-earning assets declined to 5.15% for 2012, from 5.61% for 2011.

Interest Expense. Interest expense declined to $4.7 million for 2012, from $7.6 million for 2011, reflecting declines in interest rates paid for funds the volume of average interest-bearing liabilities. Average interest-bearing liabilities declined to $544.3 million for 2012, from $590.9 million for 2011. The average balance of noninterest-bearing demand deposits declined to $95.4 million for 2012, from $99.8 million for 2011. The average cost of funds, including noninterest-bearing deposits, declined to 0.73% for 2012, from 1.09% for 2011. The Bank was able to improve its funding cost through a combination of lower costing borrowings and demand accounts, and pricing new time deposits and repricing of maturing time deposits at lower interest rates.

Net Interest Income. Net interest income declined to $29.5 million for 2012, from $31.7 million for 2011. The decline in net interest income during 2012 was influenced by lower interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities. The interest rate spread (the difference between the tax equivalent yield on average interest-earning assets and the average cost of funds) declined to 4.42% for 2012, from 4.53% for 2011.

Tax equivalent yields related to certain investment securities exempt from federal income tax are stated on a fully taxable basis, using a 34% federal tax rate and reduced by a disallowed portion of the tax exempt interest income. See "Table 2 - Rate/Volume Analysis" and "Table 3 - Yield/Cost Analysis" above, for additional information.

Provision for Credit Losses. The Bank recorded $23.3 million of provisions for credit losses in 2012, including $17.2 million associated with the Disposition Plan, compared to $10.8 million in 2011. Credit loss provisions are necessary to maintain the allowance for credit losses at a level that management believes is adequate to absorb probable future losses in the loan portfolio. The Bank's methodology for determining its provision for credit losses includes amounts specifically allocated to credits that are individually determined to be impaired, as well as general provisions allocated to groups of loans that have not been individually assessed for impairment. See Recognized Subsequent Event above, Notes 1 and 4 of the Notes to Consolidated Financial Statements and *Allowance for Credit Losses* below, for additional information.

Allowance for Credit Losses. The Bank maintains allowances for loan and lease losses held for investment and for unfunded loan commitments (collectively the "allowance for credit losses"), at levels management believes are adequate to absorb probable losses inherent in loans and leases held for investment and in unfunded loan commitments. The Bank has developed policies and procedures for assessing the adequacy of the allowance for credit losses, that reflect the assessment of credit risk and impairment analysis. This assessment includes an analysis of qualitative and quantitative trends in the levels of classified loans. In developing this analysis, the Bank relies on historical loss experience, estimates and exercises judgment in assessing credit risk. Future assessments of credit risk may yield different results, depending on changes in the qualitative and quantitative trends, which may require adjustments in the allowance for credit losses.

The Bank uses various modeling, calculation methods and estimation tools for measuring credit risk and performing impairment analysis, which is the basis used in developing the allowance for credit losses. Factors supporting the allowance do not diminish the fact that the entire allowance for credit losses is available to absorb probable losses in loans and leases held for investment and in unfunded loan commitments. The Bank's principal focus is on the adequacy of the total allowance for credit losses. Based on the overall credit quality of loans and leases held for investment, management believes the Bank has established the allowance for credit losses pursuant to generally accepted accounting principles, and has taken into account the views of its regulators and the current economic environment. Management reassesses the information upon which it bases the allowance for credit losses quarterly, and believes their accounting decisions remain accurate. However, there can be no assurance in the future that regulators, increased risks in loans and leases, changes in economic conditions and other factors will not require additional adjustments to the allowance.

The allowance for credit losses was $8.1 million at December 31, 2012, compared to $15.4 million December 31, 2011, reflecting the net of provisions for credit losses and net charge offs. During 2012, there were $23.3 million of provisions for credit losses and $30.6 million of net charge offs. The ratio of the allowance for credit losses to loans and leases held for investment was 1.78% at December 31, 2012, compared to 2.84% at December 31, 2011. See Recognized Subsequent Event above and Notes 1 and 4 of the Notes to Consolidated Financial Statements, for additional information.

Noninterest Income. Noninterest income increased to $11.3 million for 2012, from $9.4 million for 2011. Noninterest income consists of fees, service charges and servicing fees earned on loans, service charges and insufficient funds fees collected on deposit accounts, net gains from loan and securities sales and other miscellaneous income. The Bank strives to maintain a consistent level of noninterest income across both loan and deposit service offerings. Fees, service charges and loan servicing fees collected were $6.8 million for both 2012 and 2011. Fees, service charges and loan servicing fees earned during each period are influenced by the volume of loans receivable and deposits outstanding, the volume of the various types of loan and deposit account transactions processed, the volume of loans serviced for others and the collection of related fees and service charges.

Gains on sales of mortgage loans held for sale increased to $2.4 million for 2012, from $864,000 for 2011. The Bank may sell fixed-rate residential mortgage loans to reduce interest rate and credit risk exposure, and provide a more balanced sensitivity to future interest rate changes, while retaining certain other held for sale mortgage loans for future securitization into available for sale mortgage-backed securities. The Bank sold $29.5 million of loans held for sale in 2012, compared to $23.7 million sold in 2011. The Bank also securitized $41.0 million of mortgage loans held for into available for sale mortgage-backed securities in 2012, compared to $37.2 million of securitizations during 2011. Gains from sales of investment securities available for sale increased to $1.5 million for the 2012, from $519,000 for 2011. Proceeds from the sales of mortgage loans and investment securities provide additional liquidity to support the Bank's operating, financing and lending activities. The Bank sold $32.7 million of investment securities available for sale in 2012, compared to $11.9 million sold in 2011.

In its efforts of disposing of nonperforming assets, the Bank recorded net losses on sales of other real estate owned properties of $529,000 for 2012, compared to $68,000 of net losses recorded for 2011. See Note 6 of the Notes to Consolidated Financial Statements, for additional information.

Noninterest Expenses. Noninterest expense increased to $35.6 million for 2012, including $5.2 million of additional valuation adjustments to OREO properties resulting from the Disposition Plan, compared to $28.0 million for 2011. Compensation and fringe benefits, the largest component of noninterest expense, increased to $15.7 million for 2012, from $14.9 million for 2011. The increase during 2012, results primarily from accelerating the accrual of lump-sum retirement benefits payable to the former CEO upon his retirement at the end of August 2012. In 2012, the Bank accrued $1.5 million for his lump-sum retirement benefits payable, compared to $149,000 accrued in 2011.

FDIC insurance premiums declined to $987,000 for 2012, from $1.2 million for 2011, reflecting the decline in the volume of insured deposit account balances, and changes in the FDIC's deposit insurance assessment calculation. The FDIC changed their deposit insurance assessment calculation during 2011, to be based on assets and Tier 1 capital rather than deposits.

Expenses attributable to valuation adjustments, renovating, maintenance and property taxes paid for the current volume of OREO properties increased to $8.8 million for 2012, including $5.2 million of additional valuation adjustments to OREO properties resulting from the Disposition Plan, from $2.0 million for 2011. See Recognized Subsequent Event above and Notes 1 and 6 of the Notes to Consolidated Financial Statements, for additional information.

Data processing costs declined to $1.9 million for 2012, from $2.6 million for 2011, reflecting favorable initial pricing from a core data processing system upgrade completed during 2012. Upon the expiration of these pricing concessions, data processing expenses are anticipated to approximate previously reported amounts. Other noninterest expenses including premises and equipment, advertising, repairs and maintenance, office supplies, professional fees, taxes and insurance, etc., remained relatively consistent during the respective reporting periods.

Income Taxes. The Company recorded a $7.1 million income tax benefit for 2012, compared to $848,000 of income tax expense for 2011, reflecting the tax benefits associated with the Disposition Plan. The pretax operating loss was $18.1 million for 2012, compared to pretax income of $2.4 million for 2011. Changes in the amount of income tax expense or benefit reflect changes in pretax income or loss, deductible expenses, the application of permanent and temporary differences and the applicable income tax rates in effect during each period. The effective income tax benefit rate for 2012 was 39.4%, compared to an effective income tax expense rate of 35.3% for 2011. See Notes 1 and 12 of the Notes to Consolidated Financial Statements, for additional information.

Comparison of Operating Results for the Years Ended December 31, 2011 and 2010.

General. The Company reported net income of $1.6 million for 2011, compared to a net operating loss of $2.4 million for 2010. The net income per diluted common share was $0.16 per share for 2011, compared to net loss per diluted common share of $0.24 per share for 2010.

The increase in pretax earnings during 2011 was influenced by an $11.3 million reduction in the amount of provisions for credit losses required to replenish net charge-offs, an $854,000 increase in earnings on investments, and a $1.5 million reduction in interest funding expense, between the respective reporting periods. These increases were partially offset by a $4.4 million decline in interest income on loans, a $1.4 million decline in non-interest income and a $1.2 increase in non-interest expenses, as further discussed below.

Key performance ratios are return on average assets (ROA), return on average equity (ROE) and efficiency. ROA increased to 0.20% for 2011, from (0.29)% for 2010; while ROE increased to 1.91% for 2011, from (2.74)% for 2010. These ratios were negatively impacted in 2010 based on the reported net operating loss. The efficiency ratio increased to 67.8% for 2011, from 59.7% for 2010. The efficiency ratio increased during the reporting periods primarily due to costs associated with other real estate owned.

Interest Income. Interest income declined to $39.3 million for 2011, from $42.9 million for 2010. This decline was influenced by the decline in the volume of average earning assets and continued lower interest rates during the reporting periods. The average balance of interest-earning assets declined to $700.2 million for 2011, from $738.1 million for 2010. The yield on average interest-earning assets declined to 5.6% for 2011, from 5.8% for 2010.

Interest Expense. Interest expense declined to $7.6 million for 2011, from $9.0 million for 2010. The decline in interest expense during 2011 reflects the decline in interest rates paid for funds and a decline in the volume of average interest-bearing liabilities. The average balance of interest-bearing liabilities declined to $590.9 million for 2011, from $623.2 million for 2010. The average balance of noninterest-bearing demand deposits increased to $99.8 million for 2011, from $94.7 million for 2010. The average cost of funds, including noninterest-bearing deposits, declined to 1.1% for 2011, from 1.3% for 2010. This decline reflects a combination of lower interest rates, the repayment of higher costing borrowings and management's efforts of controlling the Bank's deposit cost.

Net Interest Income. Net interest income declined to $31.7 million for 2011, from $33.9 million for 2010. The decline in net interest income during 2011 is primarily attributable to lower market interest rates and greater decline in the volume of interest-earning assets than in interest-bearing liabilities. The net yield on interest-earning assets declined marginally to 4.5% for 2011, from 4.6% for 2010. The interest rate spread also declined marginally to 4.5% for 2011, from 4.6% for 2010.

Provision for Credit Losses. The Bank provided $10.8 million for credit losses in 2011, compared to $22.2 million provided in 2010. Credit loss provisions are necessary to maintain the allowance for credit losses at a level that management believes is adequate to absorb probable future losses in the loan portfolio.

Allowance for Credit Losses. The Bank maintains the allowance for credit losses at levels it believes are adequate to absorb probable losses inherent in the loan and lease portfolio and in unfunded loan commitments. The allowance for credit losses was $15.4 million at December 31, 2011, compared to $19.1 million at December 31, 2010. The ratio of the allowance for credit losses to loans and leases held for investment was 2.9% at December 31, 2011, compared to 3.1% at December 31, 2010, which management believes is appropriate.

Noninterest Income. Noninterest income declined to $9.4 million for 2011, from $10.8 million for 2010. During 2011 and 2010, the Bank strived to maintain a consistent level of revenue across loan and deposit service offerings. Fees, service charges and loan servicing fees declined to $6.8 million for 2011, from $7.6 million for 2010. Fees, service charges and loan servicing fees are influenced by the volume of loans receivable and deposits outstanding, the volume of various types of loan and deposit account transactions processed, the volume of loans serviced for others and the collection of related fees and service charges.

Gains from mortgage loan sales were $864,000 for 2011, compared $1.2 million for 2010. Proceeds from the sale of loans held for sale was $23.7 million in 2011, compared to $39.1 million sold in 2010. Gains from the sale of securities available for sale declined to $519,000 for 2011, from $1.7 million for 2010. The Bank sold $11.9 million of securities available for sale during 2011, compared to $37.8 million sold during 2010. The Bank recorded net losses from the sales of other real estate owned of $68,000 for 2011, compared to $523,000 for 2010. The Bank sold $5.7 million of other real estate owned during 2011, compared to $12.6 million sold during 2010.

Noninterest Expenses. Noninterest expenses increased to $28.0 million for 2011, from $26.7 million for 2010. The largest component of these expenses, compensation and fringe benefits, declined to $14.9 million in 2011, from $15.6 million in 2010. Full-time equivalent employees declined to 251 at December 31, 2011, from 281 at December 31, 2010, reflecting management's efforts of controlling human resources costs, while simultaneously maintaining sufficient staffing levels necessary to support retail customer service, credit administration and banking operations.

FDIC insurance premiums were $1.2 million for both 2011 and 2010, reflecting the volume of insured deposit accounts during the respective reporting periods, and changes in the FDIC's deposit insurance assessment calculation. The FDIC changed their deposit insurance assessment calculation during 2011 to be based on assets and tier one capital versus on deposits. Expenses attributable to valuation adjustments, renovating, maintenance and property taxes paid for the current volume of other real estate owned properties increased to $2.0 million for 2011, from to $534,000 for 2010. Other noninterest expenses including premises and equipment, advertising, data processing, repairs and maintenance, office supplies, professional fees, taxes and insurance, etc., have remained relatively consistent during the respective reporting periods.

Income Taxes. The Company recorded income tax expense of $848,000 for 2011, compared to a $1.8 million income tax benefit for 2010. Pretax income increased to $2.4 million for 2011, from a pretax operating loss of $4.2 million for 2010. Changes in the amount of income tax expense or benefit reflect changes in pretax income or loss, deductible expenses, the application of permanent and temporary differences and the applicable income tax rates in effect during each period. The effective income tax expense rate for 2011 was 35.3%, compared to an effective income tax benefit rate of 43.1% for 2010.

Impact of Inflation and Changing Prices. The consolidated financial statements of the Company and accompanying footnotes have been prepared in accordance with accounting principles generally accepted in the United States of America. They require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Accounting Standards Codification™. The Financial Accounting Standards Board ("FASB") has issued the *FASB Accounting Standards Codification*™ (the "Codification") as the source of authoritative accounting principles generally accepted in the United States of America ("GAAP") recognized by the FASB to be applied to nongovernmental entities. All previous US GAAP standards issued by a standard setter are superseded and all other accounting literature not included in the Codification will be considered non authoritative. See Note 1 of the Notes to Consolidated Financial Statements, for additional information on recent accounting pronouncements and changes in accounting principles, the respective effective and adoption dates, and the expected impact on the Company's consolidated financial statements.

Off-Balance Sheet Arrangements. The Bank is a party to certain financial instruments with off-balance sheet risk, to which in the normal course of business, to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. See Note 16 of the Notes to Consolidated Financial Statements, for additional information.

Controls and Procedures. As of December 31, 2012, management of the Company performed an evaluation, under the supervision and with the participation of its chief executive officer and chief financial officer, of the effectiveness of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded, to the best of their knowledge and belief, that the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. It should be noted that the design of the Company's disclosure controls and procedures is based in part upon certain reasonable assumptions about the likelihood of future events, and there can be no reasonable assurance that any design of disclosure controls and procedures will succeed in achieving its stated goals under all potential future conditions, regardless of how remote, but the Company's chief executive and chief financial officer have concluded, to the best of their knowledge and belief, that the Company's disclosure controls and procedures are, in fact, effective at a reasonable assurance level.

In addition, there have been no changes in the Company's internal control over financial reporting identified in connection with the evaluation described above that occurred during the Company's last fiscal year, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Forward Looking Statements. The Private Securities Litigation Reform Act of 1995 states that disclosure of forward looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward looking statements by corporate management. This Annual Report contains forward looking statements that involve risk and uncertainty. In order to comply with the terms of the safe harbor, the Company notes that a variety of risks and uncertainties could cause its actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward looking statements. There are risks and uncertainties that may affect the operations, performance, development, growth projections and results of the Company's business. They include, but are not limited to, economic growth, interest rate movements, timely development of technology enhancements for products, services and operating systems, the impact of competitive products, services and pricing, customer requirements, regulatory changes and similar matters. Readers of this Annual Report are cautioned not to place undue reliance on forward looking statements that are subject to influence by these risk factors and unanticipated events. Accordingly, actual results may differ materially from management's expectations.



Turlington and Company, L.L.P.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders
First South Bancorp, Inc.
Washington, North Carolina

We have audited the accompanying consolidated statements of financial condition of First South Bancorp, Inc. and Subsidiary as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. First South Bancorp, Inc. and Subsidiary's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First South Bancorp, Inc. and Subsidiary at December 31, 2012 and 2011 and the results of their operations, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), First South Bancorp, Inc. and Subsidiary's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 29, 2013 expressed an unqualified opinion.

Turlington and Company, L.L.P.

Lexington, North Carolina

March 29, 2013

509 East Center Street • Post Office Box 1697 • Lexington, North Carolina 27293-1697
Office: 336-249-6856 • Facsimile: 336-248-8697

1338 Westgate Center Drive • Winston-Salem, North Carolina 27103
Office: 336-765-2410 • Facsimile: 336-765-6241

www.turlingtonandcompany.com

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash and due from banks	$ 8,983,819	$ 14,298,146
Interest-bearing deposits with banks	3,382,570	18,476,173
Investment securities available for sale, at fair value	164,838,012	138,515,210
Loans held for sale:		
Mortgage loans	20,287,343	6,435,983
Other loans	24,438,107	-
Total loans held for sale	44,725,450	6,435,983
Loans and leases held for investment	441,847,019	533,960,226
Allowance for loan and lease losses	(7,860,195)	(15,194,014)
Net loans and leases held for investment	433,986,824	518,766,212
Premises and equipment, net	12,233,153	11,679,430
Other real estate owned	12,892,519	17,004,874
Federal Home Loan Bank of Atlanta stock, at cost	1,859,200	1,886,900
Accrued interest receivable	2,408,979	2,210,314
Goodwill	4,218,576	4,218,576
Mortgage servicing rights	1,261,355	1,237,161
Identifiable intangible assets	39,300	70,740
Income tax receivable	10,785,272	2,194,677
Prepaid expenses and other assets	6,098,423	9,946,459
Total assets	$ 707,713,452	$ 746,940,855
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Demand	$ 274,662,867	$ 243,719,526
Savings	30,570,259	28,988,522
Large denomination certificates of deposit	148,838,963	195,429,182
Other time	146,828,942	174,479,477
Total deposits	600,901,031	642,616,707
Borrowed money	16,500,000	2,096,189
Junior subordinated debentures	10,310,000	10,310,000
Other liabilities	5,349,368	7,804,687
Total liabilities	633,060,399	662,827,583
Commitments and contingencies (Note 16)		
Common stock, $.01 par value, 25,000,000 shares authorized; 11,254,222 shares issued; 9,751,271 shares outstanding	97,513	97,513
Additional paid-in capital	35,811,804	35,815,098
Retained earnings, substantially restricted	65,532,960	76,510,081
Treasury stock, at cost	(31,967,269)	(31,967,269)
Accumulated other comprehensive income, net	5,178,045	3,657,849
Total stockholders' equity	74,653,053	84,113,272
Total liabilities and stockholders' equity	$ 707,713,452	$ 746,940,855

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Interest income			
Interest and fees on loans	$ 28,704,454	$ 34,422,548	$ 38,843,771
Interest and dividends on investments and deposits	5,453,520	4,880,827	4,027,268
Total interest income	34,157,974	39,303,375	42,871,039
Interest expense			
Interest on deposits	4,325,497	7,189,999	8,301,551
Interest on borrowings	10,997	31,965	384,161
Interest on junior subordinated debentures	363,754	334,219	333,689
Total interest expense	4,700,248	7,556,183	9,019,401
Net interest income before provision for credit losses	29,457,726	31,747,192	33,851,638
Provision for credit losses	23,251,647	10,812,754	22,151,787
Net interest income	6,206,079	20,934,438	11,699,851
Non-interest income			
Fees and service charges	5,974,134	6,067,185	6,864,083
Loan servicing fees	832,443	781,881	747,387
Loss on sale of other real estate owned, net	(528,521)	(68,365)	(523,173)
Gain on sale of mortgage loans	2,400,614	864,233	1,155,690
Gain on sale of investment securities	1,546,883	518,614	1,684,859
Other income	1,027,078	1,256,477	915,022
Total non-interest income	11,252,631	9,420,025	10,843,868
Non-interest expenses			
Compensation and fringe benefits	15,733,835	14,946,438	15,583,817
Federal insurance premiums	987,139	1,233,377	1,158,544
Premises and equipment	2,004,524	1,703,121	1,741,462
Advertising	211,524	181,121	148,380
Payroll and other taxes	1,398,906	1,392,526	1,392,624
Data processing	1,878,517	2,558,390	2,576,386
Amortization of intangible assets	456,576	542,698	493,785
Other real estate owned expense	8,783,427	2,040,741	533,512
Other expense	4,118,682	3,354,936	3,096,324
Total non-interest expenses	35,573,130	27,953,348	26,724,834
Income (loss) before income taxes	(18,114,420)	2,401,115	(4,181,115)
Income tax expense (benefit)	(7,137,299)	847,806	(1,801,319)
NET INCOME (LOSS)	$ (10,977,121)	$ 1,553,309	$ (2,379,796)
Net income (loss) per common share			
Basic	$ (1.13)	$ 0.16	$ (0.24)
Diluted	$ (1.13)	$ 0.16	$ (0.24)
Average basic common shares outstanding	9,751,271	9,751,271	9,744,870
Average diluted common shares outstanding	9,751,271	9,751,271	9,745,047

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Net income (loss)	$(10,977,121)	$ 1,553,309	$ (2,379,796)
Other comprehensive income:			
Unrealized holding gains on securities available-for-sale	3,627,808	5,574,627	2,194,487
Tax effect	(1,157,052)	(2,228,693)	(850,816)
Unrealized holding gains on securities available-for-sale, net of tax amount	2,470,756	3,345,934	1,343,671
Reclassification adjustment for realized gains	(1,546,883)	(518,614)	(1,684,859)
Tax effect	596,323	199,927	649,513
Reclassification adjustment for realized gains, net of tax amount	(950,560)	(318,687)	(1,035,346)
Other comprehensive income, net of tax amount	1,520,196	3,027,247	308,325
Comprehensive income (loss)	$ (9,456,925)	$ 4,580,556	$ (2,071,471)

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2012, 2011 and 2010

	Common stock	Additional paid-in capital	Retained earnings, substantially restricted	Treasury stock	Accumulated other comprehensive income, net	Total
Balance, December 31, 2009	$97,423	$35,841,364	$82,111,114	$(32,158,074)	$322,277	$86,214,104
Net loss	-	-	(2,379,796)	-	-	(2,379,796)
Other comprehensive income, net	-	-	-	-	308,325	308,325
Exercise of stock options	90	(131,524)	-	190,805	-	59,371
Tax benefit, stock options exercised	-	2,436	-	-	-	2,436
Stock based compensation expense	-	83,310	-	-	-	83,310
Dividends ($.49 per share)	-	-	(4,774,546)	-	-	(4,774,546)
Balance, December 31, 2010	97,513	35,795,586	74,956,772	(31,967,269)	630,602	79,513,204
Net income	-	-	1,553,309	-	-	1,553,309
Other comprehensive income, net	-	-	-	-	3,027,247	3,027,247
Stock based compensation expense	-	19,512	-	-	-	19,512
Balance, December 31, 2011	97,513	35,815,098	76,510,081	(31,967,269)	3,657,849	84,113,272
Net loss	-	-	(10,977,121)	-	-	(10,977,121)
Other comprehensive income, net	-	-	-	-	1,520,196	1,520,196
Stock based compensation benefit	-	(3,294)	-	-	-	(3,294)
Balance, December 31, 2012	$97,513	$35,811,804	$65,532,960	$(31,967,269)	$5,178,045	$74,653,053

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Operating activities:			
Net income (loss)	$ (10,977,121)	$ 1,553,309	$ (2,379,796)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Provision for credit losses	23,251,647	10,812,754	22,151,787
Depreciation	1,065,863	712,919	733,974
Amortization of intangibles	456,576	542,698	493,785
Accretion of discounts and premiums securities, net	287,743	-	-
Deferred income taxes	(7,137,299)	636,624	(3,352,686)
Gain on disposal of premises and equipment	(1,747)	(324,034)	(5,796)
Loss on sale of other real estate owned	528,521	68,365	523,173
Gain on sale of loans held for sale	(2,400,614)	(864,233)	(1,155,690)
Gain on sale of investment securities available for sale	(1,546,883)	(518,614)	(1,684,859)
Stock based compensation (income) expense	(3,294)	19,512	83,310
Originations of loans held for sale, net	(82,008,525)	(62,042,722)	(84,218,335)
Proceeds from sale of loans held for sale	29,523,215	23,709,162	39,086,569
Other operating activities	6,544,476	4,370,327	4,181,416
Net cash used in operating activities	(42,417,442)	(21,323,933)	(25,543,148)
Investing activities:			
Proceeds from sale of investment securities available for sale	32,704,734	11,906,109	38,306,881
Purchases of investment securities available for sale	(38,323,007)	(23,087,178)	-
Proceeds from principal repayments of mortgage-backed securities available for sale	23,670,100	14,468,342	10,755,044
Proceeds from sale of mortgage-backed securities available for sale	32,704,734	11,906,109	37,799,475
Proceeds from principal repayments of mortgage-backed securities held for investment	-	-	269,046
Originations of loans held for investment, net of principal repayments	26,182,030	57,516,432	10,970,396
Proceeds from disposal of premises and equipment	33,012	385,050	5,796
Proceeds from disposal of other real estate owned	6,677,659	5,682,747	12,558,072
Sale of FHLB stock	27,700	1,588,000	414,600
Purchase of premises and equipment	(1,650,851)	(2,539,935)	(1,356,753)
Net cash provided by investing activities	49,321,377	65,919,567	71,923,082
Financing activities:			
Net increase (decrease) in deposit accounts	(41,715,676)	(46,848,007)	953,656
Net increase (decrease) in FHLB borrowings	16,500,000	(10,000,000)	(25,000,000)
Proceeds from exercise of stock options, net of tax benefit	-	-	61,807
Cash paid for dividends	-	-	(6,722,670)
Net change in repurchase agreements	(2,096,189)	593,079	(877,278)
Net cash used in financing activities	(27,311,865)	(56,254,928)	(31,584,485)
Increase (decrease) in cash and cash equivalents	(20,407,930)	(11,659,294)	14,795,449
Cash and cash equivalents, beginning of year	32,774,319	44,433,613	29,638,164
Cash and cash equivalents, end of year	$ 12,366,389	$ 32,774,319	$ 44,433,613

The accompanying notes are an integral part of these consolidated financial statements.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF OPERATIONS

First South Bancorp, Inc. (the "Company") is a bank holding company incorporated under the laws of the Commonwealth of Virginia. First South Bank (the "Bank"), the wholly owned subsidiary of the Company, is organized and incorporated under the laws of the State of North Carolina. The Federal Reserve Board regulates the Company, and the Federal Deposit Insurance Corporation ("FDIC") and the North Carolina Office of the Commissioner of Banks regulate the Bank.

The consolidated financial statements include the accounts of the Company, the Bank, and the Bank's wholly owned subsidiary, First South Leasing, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company follows accounting principles generally accepted in the United States of America and general practices within the financial services industry as summarized below:

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid assets such as cash on hand, non-interest bearing deposits and amounts in clearing accounts due from correspondent banks and clearing balances required to be maintained with the Federal Reserve. At times, the Bank places deposits with high credit quality financial institutions in amounts which may be in excess of federally insured limits.

Investment Securities

Investments in certain securities are classified into three categories and accounted for as follows: (1) debt securities that the Company has the positive intent and the ability to hold to maturity are classified as held for investment ("HFI") and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; (3) debt and equity securities not classified as either held for investment securities or trading securities are classified as available for sale ("AFS") securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as accumulated other comprehensive income, a separate component of equity.

A decline in the market value of any AFS or HFI security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end and forecasted performance of the investee.

Premiums and discounts on debt securities are amortized or accreted, as adjustments to interest income using the interest method over the period to maturity. Gains and losses on the sale of securities are determined using the specific identification method. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans. Municipal securities represent debt securities issued by a state, municipality or county to finance capital expenditures. Municipal securities are exempt from federal taxes and from most state and local taxes, especially in the state in which the bond is issued.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Loans Held for Investment and Allowance for Credit Losses

Loans held for investment are stated at the amount of unpaid principal, net of deferred origination fees, and reduced by an allowance for credit losses. Interest on loans is accrued based on the principal amount outstanding and is recognized using the interest method. Loan origination fees, as well as certain direct loan origination costs, are deferred. Such costs and fees are recognized as an adjustment to yield over the contractual lives of the related loans. Commitment fees to originate or purchase loans are deferred, and if the commitment is exercised, recognized over the life of the loan as an adjustment of yield. If the commitment expires unexercised, commitment fees are recognized in income upon expiration. Fees for originating loans for other financial institutions are recognized as loan fee income.

A loan is considered impaired, based on current information and events, if it is probable that scheduled payments of principal or interest due according to the contractual terms of the loan agreement is uncollectible. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at historical effective interest rates; while collateral-dependent loans are measured for impairment based on the fair value of the collateral. The Bank uses several factors in determining if a loan is impaired. Internal asset classification procedures include a review of significant loans and lending relationships and obtaining related data. This data includes the borrower's loan payment status, current financial data and factors such as cash flows, operating income or loss, etc.

At December 31, 2012, there were $37.5 million of loans held for investment identified as impaired, net of $1.8 million in write-downs, compared to $78.9 million of loans identified as impaired, net of $13.4 million in write-downs at December 31, 2011. The allowance for loan losses included $460,000 and $1.6 million specifically provided for these impaired loans as of December 31, 2012 and 2011, respectively. Interest income recognized on impaired loans for the years ended December 31, 2012 and 2011 was $2.0 million and $3.9 million, respectively.

The allowance for credit losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management believes it has established the allowance in accordance with accounting principles generally accepted in the United States of America and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Bank's regulators or risks in its portfolio will not require further changes in the allowance.

Loans Held for Sale

The Bank originates single family residential first mortgage loans. A certain portion of these originations are classified as loans held for sale. At December 31, 2012, pursuant to ASC 825, *Financial Instruments*, the Bank marked these mortgage loans to market. The Bank originates mortgage loans for sale that have been approved by secondary investors. The Bank issues a rate lock commitment to a borrower and concurrently "locks-in" with a secondary market investor, under a best efforts delivery mechanism. The terms of the loan are set by the secondary investors and are transferred within a short time period of the Bank initially funding the loan. The Bank receives origination fees from borrowers and servicing release premiums from investors that are recognized in income when the loan is sold.

Loans held for sale at December 31, 2012 and 2011 had estimated fair market values of $44,725,450 and $6,673,835, respectively. Net gains on sales of loans held for sale were $2,400,614, $864,233 and $1,155,690 for the years ended December 31, 2012, 2011 and 2010, respectively. During the years ended December 31, 2012, 2011, and 2010, the Bank exchanged loans with principal balances of $41,034,564, $37,225,850 and $48,372,395, respectively, with the Federal Home Loan Mortgage Corporation ("FHLMC") for mortgage-backed securities of equal value.

Other Real Estate Owned

Real estate assets acquired through loan foreclosure are recorded as other real estate ("OREO") owned at the lower of the estimated fair value of the property less estimated costs to sell or the carrying amount of the loan plus unpaid accrued interest at the date of foreclosure. The carrying amount is subsequently reduced by additional valuations which are charged to earnings if the estimated fair value declines below its initial value plus any capitalized costs. Costs related to the improvement of the property are capitalized, whereas costs related to holding the property are expensed. Valuation adjustments recognized during the years ended December 31, 2012, 2011 and 2010 were $7.8 million, $2.5 million and $3.2 million, respectively.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Recognized Subsequent Event

On February 21, 2013, the Bank announced a two-tiered Bulk Asset Disposition Plan (the "Disposition Plan") to significantly reduce its level of problem assets through a bulk sale of problem loans and the disposition of OREO properties. Pursuant to guidance set forth in ASC 855, *Subsequent Events*, while the events of the Disposition Plan occurred after December 31, 2012, the effect of these transactions on the liquidation value of the assets impacted is being reflected in the Company's consolidated financial statements for the year ended December 31, 2012, as a recognized subsequent event.

The Disposition Plan is segregated into two phases. First, on February 20, 2013, the Bank executed an agreement to sell problem loans with a book value of $46.9 million, resulting in a $17.6 million pre-tax charge to 2012 earnings. Second, the Bank wrote down the majority of its OREO assets in order to allow for the disposal of these problem assets in an accelerated time frame. As a result, the Company realized a $5.2 million pre-tax valuation charge to 2012 earnings.

The Bank completed the problem loan sale on February 22, 2013, and received net proceeds of $25.1 million. The OREO disposal phase of the Disposition Plan is on-going. The Bank believes the valuation adjustments taken as of December 31, 2012, against that portion of the OREO portfolio offered for sale, resulted in book values that are at levels for which the assets can be disposed of at prices that are indicative of market values.

For the year ended December 31, 2012, the Company recognized an $11.0 million net operating loss, or ($1.13) per diluted share, compared to net income of $1.6 million, or $0.16 per diluted common share, earned for the year ended December 31, 2011. Excluding the effects of the Disposition Plan, net income for the year ended December 31, 2012, would have been $3.0 million, or $0.31 per diluted common share.

Income Recognition on Impaired and Nonaccrual Loans

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms of interest and principal.

While a loan is classified as nonaccrual and the future collectability of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding, except in the case of loans with scheduled amortization where the payment is generally applied to the oldest payment due. When the future collectability of the recorded loan balance is expected, interest income may be recognized on a cash basis limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for credit losses until prior charge-offs have been fully recovered.

Troubled Debt Restructurings

The Bank identifies loans for potential restructuring on a loan-by-loan basis using a variety of sources which may include, but are not limited to, any one or a combination of the following: being approached or contacted by the borrower to modify loan terms; review of borrower's financial statements indicates borrower may be experiencing financial difficulties; past due payment reports; loans extending past their stated maturity date; and nonaccrual loan reports. Not all loan modifications constitute troubled debt restructurings ("TDRs"). Identifying whether a loan restructuring is a TDR is based upon individual facts and circumstances and requires the use of judgment on a loan-by-loan basis. The Bank must first determine if the borrower is experiencing financial difficulty. A restructuring constitutes a TDR if for economic or legal reasons related to an individual borrower's financial condition, the Bank grants a concession to the borrower that would not otherwise be considered. A restructuring that results in only a delay in payment that is insignificant is not a concession.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Mortgage Servicing Rights

When mortgage loans are sold, the proceeds are allocated between the related loans and the retained mortgage servicing rights based on their relative fair values. Servicing assets and liabilities are amortized on a straight line basis over the average period of estimated net servicing income (if servicing revenues exceed servicing costs) or net servicing loss (if servicing costs exceed servicing revenues). All servicing assets or liabilities are assessed for impairment or increased obligation based on their fair value. The Company recorded amortization of mortgage servicing rights of $425,136, $511,258 and $462,345 for prepayments during the years ended December 31, 2012, 2011 and 2010, respectively. There were no impairments recognized during the years ended December 31, 2012, 2011 and 2010.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation or amortization. Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the assets, which range from 10 to 40 years for leasehold improvements and buildings, and 3 to 7 years for furniture, fixtures and equipment. Repairs and maintenance costs are charged to operations as incurred, and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in earnings.

Investment in Federal Home Loan Bank Stock

As a member of the Federal Home Loan Bank of Atlanta ("FHLB"), the Bank is required to invest in Class B capital stock, par value $100, of the FHLB. The FHLB capital stock requirement is based on the sum of a membership stock component totaling 15% of the Bank's total assets with a cap of $26.0 million, and an activity based component of 4.5% of outstanding FHLB advances. At December 31, 2012 and 2011, the Bank owned 18,592 and 18,869 shares of the FHLB's capital stock, respectively. The Bank carries this investment at cost. Due to the redemption provisions of the FHLB, the Bank estimated that fair value equals cost and that this investment was not impaired at December 31, 2012.

Goodwill and Intangible Assets

Net assets of entities acquired in purchase transactions are recorded at fair value at the date of acquisition, and as such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangible assets resulting from branch offices acquired in 2004 are being amortized on a straight-line basis over 10 years. Amortization expense of $31,440 per year was recorded for each of the years ended December 31, 2012, 2011 and 2010, respectively. Goodwill is not amortized, but is reviewed for potential impairment on an annual basis at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value.

Income Taxes

The Company has adopted FASB ASC 740-10, regarding uncertain income tax positions. Under this standard, the impact of an uncertain income tax position on the income tax returns must be recognized at the largest amount that is more-likely-than-not to be required to be recognized upon audit by the relevant taxing authority. The standard also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting for interim periods, disclosure, and transition issues with respect to tax positions. The Company has determined that it has no uncertain income tax positions as of December 31, 2012. Also, the Company does not anticipate any increase or decrease in unrecognized tax benefits during the next twelve months that would result in a material change to its financial position. The Company includes interest and penalties in the financial statements as a component of income tax expense; however, no interest or penalties are included in the Company's income tax expense for the years ended December 2012, 2011 and 2010, respectively. The Company and the Bank file a consolidated federal income tax return, and separate state income tax returns. The Company's income tax returns for years ended after December 31, 2007 remain open for examination.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

Segment Information

The Company follows financial accounting standards which specify guidelines for determining its operating segments and the type and level of financial information to be disclosed. Based on these guidelines, management has determined that the Bank operates in one business segment, the providing of general commercial financial services to customers located in its market areas. The various products are those generally offered by community banks. The allocation of Bank resources is based on overall performance of the Bank, rather than individual branches or products.

Advertising

Advertising costs are expensed as incurred. For the years ended December 31, 2012, 2011 and 2010, the Company incurred advertising expense totaling $211,524, $181,121 and $148,380, respectively.

Comprehensive Income (Loss)

The Company's comprehensive income (loss) includes net income (loss) and changes in other comprehensive income. The components of other comprehensive income primarily include net changes in unrealized gains and losses on available for sale securities, and the reclassification of net gains and losses on available for sale securities recognized in income during the respective reporting periods.

New Accounting Pronouncements and Changes in Accounting Principles

The following summarizes recent accounting pronouncements and their expected impact on the Company.

In July 2012, the FASB issued new guidance on *Testing Indefinite-Lived Intangible Assets for Impairment.* This guidance permits an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. An entity would not be required to calculate the fair value of an indefinite-lived intangible asset unless it determines, based on the qualitative assessment, that it is not more likely than not that indefinite-lived intangible assets are impaired. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company does not expect this guidance to have a material impact on its consolidated financial statements.

In October 2012, the FASB issued new guidance on *Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution.* This guidance addresses the diversity in practice of how to interpret the terms on the same basis and contractual limitations when subsequently measuring an indemnification asset recognized in a government-assisted (Federal Deposit Insurance Corporation or National Credit Union Administration) acquisition of a financial institution, that includes a loss-sharing agreement (indemnification agreement). This guidance is effective for fiscal years and interim periods beginning on or after December 15, 2012. The Company does not expect this guidance to have a material impact on its consolidated financial statements.

In January 2013, the FASB issued new guidance on *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.* The objective of this guidance is to clarify offsetting disclosures that apply to accounting for derivatives and hedging, including bifurcated embedded derivatives, repurchase agreements, reverse repurchase agreements and securities lending transactions. This guidance is effective for fiscal years and interim periods beginning on or after January 1, 2013. The Company will evaluate the impact this guidance may have on its consolidated financial statements.

In January 2013, the FASB issued new guidance on *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.* The objective of this guidance is to improve reporting of reclassifications out of accumulated other comprehensive income. The guidance does not change current requirements for reporting net income or other comprehensive income in financial statements. The guidance requires an entity to provide information about amounts reclassified out of accumulated other comprehensive income by component, and present either in the income statement or notes, significant amounts reclassified by the respective line items of net income. For public entities, this guidance is effective for reporting periods beginning after December 15, 2012. The Company will evaluate the impact this guidance may have on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

2. INVESTMENT SECURITIES

The following is a summary of the investment securities portfolio by major category. The amortized cost and fair value of each category by contractual maturity, with gross unrealized gains and losses at December 31, 2012 and 2011, are summarized as follows:

	December 31, 2012			
Securities available for sale:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
Mortgage-backed securities				
Available for sale, maturing in:				
One to five years	$ 164	$ 2	$ -	$ 166
Five to ten years	1,607	82	-	1,689
After ten years	130,749	7,701	43	138,407
Total	$ 132,520	$ 7,785	$ 43	$ 140,262
Municipal securities				
Available for sale, maturing in:				
One to five years	$ -	$ -	$ -	$ -
Five to ten years	1,625	28	-	1,653
After ten years	22,394	529	-	22,923
Total	$ 24,019	$ 557	$ -	$ 24,576
Total investment securities	$ 156,539	$ 8,342	$ 43	$ 164,838

	December 31, 2011			
Securities available for sale:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
Mortgage-backed securities				
Available for sale, maturing in:				
One to five years	$ 481	$ 29	$ -	$ 510
Five to ten years	835	62	-	897
After ten years	130,981	6,127	-	137,108
Total	$ 132,297	$ 6,218	$ -	$ 138,515

Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities with a carrying value of $32,704,734, $11,906,109 and $37,799,475 were sold during the years ended December 31, 2012, 2011 and 2010, respectively. Mortgage-backed securities with an amortized cost of $2,657,183 and $5,103,314 were pledged as collateral for public deposits or repurchase agreements at December 31, 2012 and 2011, respectively.

The following is a summary of mortgage-backed securities' gross unrealized losses, fair value and length of time the securities had been in a continuous unrealized loss position at December 31, 2012. The Company had no mortgage-backed securities with an unrealized loss position at December 31, 2011. Management of the Bank believes the unrealized losses as of December 31, 2012 represent temporary impairments related to the current interest rate environment.

	December 31, 2012					
	Less Than 12 Months		12 Months or More		Total	
	Fair value	Unrealized losses	Fair Value	Unrealized losses	Fair value	Unrealized losses
	(In thousands)					
Mortgage-backed securities	$ 3,294	$ 43	$ -	$ -	$ 3,294	$ 43

3. LOANS HELD FOR INVESTMENT

Loans held for investment at December 31, 2012 and 2011 are summarized as follows.

	2012	2011
Mortgage loans	$ 76,223,600	$ 61,804,322
Consumer loans	68,280,940	76,428,195
Commercial loans	292,665,993	389,211,447
Lease receivables	5,712,511	7,578,318
Total	442,883,044	535,022,282
Less: Allowance for loan losses	(7,860,195)	(15,194,014)
Deferred loan fees, net	(1,036,025)	(1,062,056)
Loans held for investment, net	$ 433,986,824	$ 518,766,212

The Bank has pledged eligible real estate loans as collateral for potential borrowings from the FHLB. See Note 11 below, for additional information. During the years ended December 31, 2012 and 2011, the Bank purchased participations in commercial real estate loans totaling $6,318,127 and $5,417,749, respectively.

The following table details nonaccrual loans, including TDR loans accounted for on a nonaccrual basis, segregated by class of financing receivables at the dates indicated. Prior period tables are based on historic loan classifications.

	December 31, 2012	December 31, 2011	December 31, 2010
		(In thousands)	
Loans accounted for on a nonaccrual basis:			
Residential real estate	$ -	$ 701	$ 1,549
Commercial real estate	1,100	8,670	5,553
Commercial construction	-	633	1,291
Commercial lots and raw land	1,385	9,389	4,964
Commercial and Industrial	87	61	27
Consumer real estate	77	796	438
Consumer lots and raw land	-	1,070	359
Home equity lines of credit	97	287	99
Consumer other	1	1	12
Total loans accounted for on a nonaccrual basis	2,747	21,608	14,292
TDR loans accounted for on a nonaccrual basis:			
Past Due TDRs:			
Residential real estate	-	414	-
Commercial real estate	1,593	3,531	4,294
Commercial construction	-	157	-
Commercial lots and raw land	-	3,357	6,616
Commercial and Industrial	12	1,509	1,497
Consumer real estate	-	202	-
Total Past Due TDRs	1,605	9,170	12,407
Current TDRs:			
Residential real estate	-	-	508
Commercial real estate	83	2,802	6,237
Commercial construction	-	2,704	2,315
Commercial lots and raw land	-	6,604	5,506
Commercial and Industrial	-	35	-
Consumer lots and raw land	-	102	-
Total Current TDRs	83	12,247	14,566
Total TDR loans accounted for on a nonaccrual basis	1,688	21,417	26,937
Total non-performing loans	$ 4,435	$ 43,025	$ 41,265
Percentage of total loans held for investment, net	1.0%	8.3%	6.9%
Other real estate owned	$ 12,893	$ 17,005	$ 11,616
Total non-performing assets	$ 17,328	$ 60,030	$ 52,881

Cumulative interest income not recorded on loans accounted for on a nonaccrual basis was $176,277, $1,480,906, and $1,536,936, respectively, at December 31, 2012, 2011 and 2010, respectively.

3. LOANS HELD FOR INVESTMENT (Continued)

The following table sets forth information with respect to the Bank's nonperforming assets, including TDR loans accounted for on a nonaccrual basis, segregated by historic loan classifications at the dates indicated.

	At December 31, 2009	At December 31, 2008
	(Dollars in thousands)	
Loans accounted for on a nonaccrual basis:		
Residential mortgage	$ 247	$ 382
Commercial real estate	4,597	9,183
Commercial business	-	51
Consumer	994	1,111
Total nonaccrual loans	5,838	10,727
TDR Loans:		
Commercial real estate	4,343	4,275
Total TDR loans	4,343	4,275
Total nonperforming loans	$10,181	$15,002
Percentage of total loans, net	1.55%	2.01%
Other real estate owned	$10,561	$ 7,711
Total nonperforming assets	$20,742	$22,713

The following tables present an age analysis of past due loans, segregated by class of loans as of December 31, 2012 and 2011, respectively:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Financing Receivables	Over 90 Days and Accruing
December 31, 2012				(In thousands)			
Residential real estate	$ 3,080	$ 1,205	$ 593	$ 4,878	$ 67,627	$ 72,505	$ 593
Residential construction	-	-	-	-	2,834	2,834	-
Residential lots and raw land	14	-	-	14	871	885	-
Commercial real estate	2,806	763	2,492	6,061	210,557	216,618	53
Commercial construction	-	-	-	-	20,495	20,495	-
Commercial lots and raw land	1,251	1,655	964	3,870	30,915	34,785	-
Commercial and Industrial	196	29	19	244	20,524	20,768	-
Lease receivables	17	-	186	203	5,509	5,712	203
Consumer real estate	352	400	31	783	18,567	19,350	31
Consumer construction	-	-	-	-	681	681	-
Consumer lots and raw land	73	-	-	73	17,176	17,249	-
Home equity lines of credit	190	19	15	224	26,430	26,654	-
Consumer other	13	-	-	13	4,334	4,347	-
Total	$ 7,992	$ 4,071	$ 4,300	$ 16,363	$ 426,520	$ 442,883	$ 880

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Financing Receivables	Over 90 Days and Accruing
December 31, 2011				(In thousands)			
Residential real estate	$ 2,998	$ 2,040	$ 1,626	$ 6,664	$ 51,835	$ 58,499	$ 511
Residential construction	-	-	-	-	2,483	2,483	-
Residential lots and raw land	-	-	-	-	822	822	-
Commercial real estate	5,551	2,685	5,232	13,468	260,235	273,703	206
Commercial construction	-	-	790	790	24,651	25,441	-
Commercial lots and raw land	1,075	2,555	10,140	13,770	58,615	72,385	314
Commercial and Industrial	4	534	1,514	2,052	15,631	17,683	-
Lease receivables	169	-	5	174	7,404	7,578	-
Consumer real estate	1,025	304	237	1,566	17,800	19,366	-
Consumer construction	-	-	-	-	746	746	-
Consumer lots and raw land	297	190	142	629	20,305	20,934	-
Home equity lines of credit	204	198	181	583	29,896	30,479	-
Consumer other	6	1	-	7	4,896	4,903	-
Total	$ 11,329	$ 8,507	$ 19,867	$ 39,703	$ 495,319	$ 535,022	$ 1,031

3. LOANS HELD FOR INVESTMENT (Continued)

The following tables present information on loans that were considered impaired as of December 31, 2012 and 2011. Impaired loans include loans modified in a TDR, whether on accrual or nonaccrual status. At December 31, 2012, impaired loans included $36.8 million of impaired TDRs, compared to $22.4 million at December 31, 2011.

December 31, 2012	Recorded Investment	Contractual Unpaid Principal Balance	Related Allowance	YTD Average Recorded Investment	Interest Income Recognized on Impaired Loans
			(In thousands)		
With no related allowance recorded:					
Commercial real estate	$ 25,703	$ 27,400	$ -	$ 33,191	$ 1,504
Commercial construction	382	382	-	2,125	14
Commercial lots and raw land	5,963	5,963	-	13,894	262
Commercial and Industrial	126	126	-	1,284	6
Consumer real estate	373	373	-	584	20
Consumer lots and raw land	342	342	-	545	4
Home equity lines of credit	38	38	-	154	2
Consumer other	73	147	-	51	3
Subtotal:	33,000	34,771	-	51,828	1,815
With an allowance recorded:					
Commercial real estate	1,912	1,912	35	3,420	116
Commercial lots and raw land	1,915	1,915	303	2,070	70
Consumer real estate	69	69	12	162	4
Consumer lots and raw land	582	582	110	632	28
Consumer other	47	47	-	71	2
Subtotal:	4,525	4,525	460	6,355	220
Totals:					
Commercial	36,001	37,698	338	55,984	1,972
Consumer	1,524	1,598	122	2,199	63
Grand Total:	$ 37,525	$ 39,296	$ 460	$ 58,183	$ 2,035

December 31, 2011	Recorded Investment	Contractual Unpaid Principal Balance	Related Allowance	YTD Average Recorded Investment	Interest Income Recognized on Impaired Loans
			(In thousands)		
With no related allowance recorded:					
Commercial real estate	$ 40,680	$ 45,137	$ -	$ 44,267	$ 2,254
Commercial construction	3,868	4,159	-	4,008	121
Commercial lots and raw land	21,825	28,884	-	25,876	923
Commercial and Industrial	2,441	3,147	-	2,630	96
Consumer real estate	796	796	-	802	44
Consumer lots and raw land	747	1,457	-	914	49
Home equity lines of credit	270	270	-	271	14
Consumer other	29	214	-	37	7
Subtotal:	70,656	84,064	-	78,805	3,508
With an allowance recorded:					
Commercial real estate	4,928	4,928	495	4,986	272
Commercial lots and raw land	2,224	2,224	665	2,224	56
Commercial and Industrial	50	50	-	50	2
Consumer real estate	255	255	112	257	7
Consumer lots and raw land	682	682	338	690	40
Consumer other	95	95	1	95	2
Subtotal:	8,234	8,234	1,611	8,302	379
Totals:					
Commercial	76,016	88,529	1,159	84,041	3,724
Consumer	2,874	3,769	452	3,066	163
Grand Total:	$ 78,890	$ 92,298	$ 1,611	$ 87,107	$ 3,887

3. LOANS HELD FOR INVESTMENT (Continued)

Credit Quality Indicators. The Bank assigns a risk grade to each loan in the portfolio as part of the on-going monitoring of the credit quality of the loan portfolio.

Commercial loans are graded on a scale of 1 to 9. A description of the general characteristics of the 9 risk grades is as follows:

- Risk Grade 1 (Excellent) - Loans in this category are considered to be of the highest quality. The borrower(s) has significant financial strength, stability, and liquidity. Proven cash flow is significantly more than required to service current and proposed debt with consistently strong earnings. Collateral position is very strong and a secondary source of repayment is self-evident. Guarantors may not be necessary to support the debt.

- Risk Grade 2 (Above Average) - Loans are supported by above average financial strength and stability. Cash flow is more than sufficient to meet current demands. Earnings are strong and reliable, but may differ from year to year. Collateral is highly liquid and sufficient to repay the debt in full. Guarantors may qualify for the loan on a direct basis.

- Risk Grade 3 (Average) - Credits in this group are supported by upper tier industry-average financial strength and stability. Liquidity levels fluctuate and need for short-term credit is demonstrated. Cash flow is steady and adequate to meet demands but can fluctuate. Earnings should be consistent but operating losses have not occurred recently. Collateral is generally pledged at an acceptable loan to value, but the credit can support some level of unsecured exposure. Guarantors with demonstrable financial strength are typically required on loans to business entities, but may not be on loans to individual borrowers.

- Risk Grade 4 (Acceptable) - Credits in this group are supported by lower end industry-average financial strength and stability. Liquidity levels fluctuate but are acceptable and need for short term credit is demonstrated. Cash flow is adequate to meet demands but can fluctuate. Earnings may be inconsistent but operating losses have not occurred recently. Collateral is generally pledged at an acceptable loan to value. Guarantors with demonstrable financial strength are required on loans to business entities, but may not be on loans to individual borrowers.

- Risk Grade 5 (Watch) - An asset in this category is one that has been identified by the lender, or credit administration as a loan that has shown some degree of deterioration from its original status. These loans are typically protected by collateral but have potential weaknesses that deserve management's close attention, but are not yet at a point to become a classified asset. There may be unsecured loans that are included in this category. These are loans that management feels need to be watched more closely than those rated as acceptable and if left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset to warrant including them as classified assets.

- Risk Grade 6 (Special Mention) - An asset in this category is currently protected by collateral but has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or in the Bank's position at some future date.

- Risk Grade 7 (Substandard) - A Substandard loan is inadequately protected by the current sound net worth and paying capacity of the debtor(s) or of the collateral pledged, if any. These credits have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. There is a distinct possibility the Bank will sustain some loss if the deficiencies are not corrected.

- Risk Grade 8 (Doubtful) - A loan graded in this category has all the weaknesses inherent in one graded Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values highly questionable and improbable.

- Risk Grade 9 (Loss) - A loan graded as Loss is considered uncollectible and of such little value that continuance as a bankable asset is not warranted. This grade does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

Consumer loans are graded on a scale of 1 to 9. A description of the general characteristics of the 9 risk grades is as follows:

- Risk Grades 1 - 5 (Pass) - Loans in this category generally show little to no signs of weakness or have adequate mitigating factors that minimize the risk of loss. Some of the characteristics of these loans include, but are not limited to, adequate financial strength and stability, adequate cash flow, collateral with acceptable loan to value, additional repayment sources, and reliable earnings.

3. LOANS HELD FOR INVESTMENT (Continued)

- Risk Grade 6 (Special Mention) - An asset in this category is currently protected by collateral but has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or in the Bank's position at some future date.

- Risk Grade 7 (Substandard) - A Substandard loan is inadequately protected by the current sound net worth and paying capacity of the debtor(s) or of the collateral pledged, if any. These credits have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. There is a distinct possibility the Bank will sustain some loss if the deficiencies are not corrected.

- Risk Grade 8 (Doubtful) - A loan graded in this category has all the weaknesses inherent in one graded Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values highly questionable and improbable.

- Risk Grade 9 (Loss) - A loan graded as Loss is considered uncollectible and of such little value that continuance as a bankable asset is not warranted. This grade does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

Mortgage loans are graded on a scale of 1 to 9. A description of the general characteristics of the 9 risk grades is as follows:

- Risk Grades 1 - 5 (Pass) - Loans in this category generally show little to no signs of weakness or have adequate mitigating factors that minimize the risk of loss. Some of the characteristics of these loans include, but are not limited to, adequate financial strength and stability, acceptable credit history, adequate cash flow, collateral with acceptable loan to value, additional repayment sources, and reliable earnings.

- Risk Grade 6 (Special Mention) – Special Mention loans are currently protected by collateral but have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or in the Bank's position at some future date.

- Risk Grade 7 (Substandard) - Substandard loans are inadequately protected by their sound net worth and paying capacity of the borrower(s). Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

- Risk Grade 8 (Doubtful) - Loans classified Doubtful have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions, and values, highly questionable and improbable.

- Risk Grade 9 (Loss) - Loans classified Loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

The following tables present information on risk ratings of the commercial and consumer held for investment loan portfolios, segregated by loan class as of December 31, 2012 and 2011, respectively:

	December 31, 2012			
Commercial Credit Exposure by Assigned Risk Grade	Commercial Real Estate	Commercial Construction	Commercial Lots and Raw Land	Commercial and Industrial
		(In thousands)		
1-Excellent	$ -	$ -	$ -	$ -
2-Above Average	1,752	-	129	900
3-Average	23,274	2,946	966	3,793
4-Acceptable	133,925	14,371	15,740	13,015
5-Watch	34,721	2,710	8,452	2,822
6-Special Mention	11,623	-	4,261	69
7-Substandard	11,323	468	5,237	169
8-Doubtful	-	-	-	-
9-Loss	-	-	-	-
Total	$ 216,618	$ 20,495	$ 34,785	$ 20,768

3. LOANS HELD FOR INVESTMENT (Continued)

December 31, 2012

Consumer Credit Exposure by Assigned Risk Grade	Consumer Real Estate	Consumer Construction	Consumer Lots and Raw Land	Home Equity Line of Credit	Consumer Unsecured
			(In thousands)		
Pass	$ 18,171	$ 681	$ 14,883	$ 26,267	$ 4,178
6-Special Mention	849	-	2,281	282	40
7-Substandard	330	-	85	105	129
8-Doubtful	-	-	-	-	-
9-Loss	-	-	-	-	-
Total	$ 19,350	$ 681	$ 17,249	$ 26,654	$ 4,347

December 31, 2012

Mortgage and Lease Receivable Credit Exposure by Assigned Risk Grade	Residential Real Estate	Residential Construction	Residential Lots and Raw Land	Lease Receivable
		(In thousands)		
Pass	$ 72,276	$ 2,834	$ 885	$ 5,694
6-Special Mention	229	-	-	18
7-Substandard	-	-	-	-
8-Doubtful	-	-	-	-
9-Loss	-	-	-	-
Total	$ 72,505	$ 2,834	$ 885	$ 5,712

December 31, 2011

Commercial Credit Exposure by Assigned Risk Grade	Commercial Real Estate	Commercial Construction	Commercial Lots and Raw Land	Commercial and Industrial
		(In thousands)		
1-Excellent	$ -	$ -	$ -	$ -
2-Above Average	1,276	-	205	626
3-Average	24,442	2,506	1,218	2,032
4-Acceptable	141,742	11,727	24,734	10,747
5-Watch	49,613	4,417	12,930	1,545
6-Special Mention	23,311	1,928	8,698	346
7-Substandard	33,319	4,863	24,600	2,387
8-Doubtful	-	-	-	-
9-Loss	-	-	-	-
Total	$ 273,703	$ 25,441	$ 72,385	$ 17,683

December 31, 2011

Consumer Credit Exposure by Assigned Risk Grade	Consumer Real Estate	Consumer Construction	Consumer Lots and Raw Land	Home Equity Line of Credit	Consumer Unsecured
			(In thousands)		
Pass	$ 17,583	$ 746	$ 17,602	$ 29,902	$ 4,757
6-Special Mention	738	-	2,076	115	22
7-Substandard	1,045	-	1,256	462	124
8-Doubtful	-	-	-	-	-
9-Loss	-	-	-	-	-
Total	$ 19,366	$ 746	$ 20,934	$ 30,479	$ 4,903

December 31, 2011

Mortgage and Lease Receivable Credit Exposure by Assigned Risk Grade	Residential Real Estate	Residential Construction	Residential Lots and Raw Land	Lease Receivable
		(In thousands)		
Pass	$ 57,293	$ 2,483	$ 822	$ 7,500
6-Special Mention	91	-	-	-
7-Substandard	1,115	-	-	78
8-Doubtful	-	-	-	-
9-Loss	-	-	-	-
Total	$ 58,499	$ 2,483	$ 822	$ 7,578

4. ALLOWANCE FOR CREDIT LOSSES

Activity in the allowance for credit losses, which includes the allowance for loan and lease losses and unfunded commitments for the years ended December 31, 2012, 2011 and 2010, is summarized as follows:

	Allowance for Loan and Lease Losses	Allowance for Unfunded Commitments	Allowance for Credit Losses
Balance at December 31, 2009	$ 13,503,940	240,282	13,744,222
Provisions for credit losses	22,155,367	(3,580)	22,151,787
Loans charged off	(17,783,337)	-	(17,783,337)
Recoveries	954,318	-	954,318
Balance at December 31, 2010	18,830,288	236,702	19,066,990
Provisions for credit losses	10,812,754	17,041	10,829,795
Loans charged off	(15,106,158)	-	(15,106,158)
Recoveries	657,130	-	657,130
Balance at December 31, 2011	15,194,014	253,743	15,447,757
Provisions for credit losses	23,251,647	(26,136)	23,225,511
Loans charged off	(32,200,666)	-	(32,200,666)
Recoveries	1,615,200	-	1,615,200
Balance at December 31, 2012	$ 7,860,195	$ 227,607	$ 8,087,802

Following is a summary of activity in the allowance for credit losses with charge-off and recovery by class of financing receivable for the years indicated:

	December 31, 2012	December 31, 2011
	(In thousands)	
Allowance for loan and lease losses at beginning of period	$ 15,194	$ 18,830
Allowance for unfunded commitments at beginning of period	254	237
Total allowance for credit losses at beginning of period	15,448	19,067
Provision for loan and lease losses	23,252	10,813
Provision for unfunded commitments	(26)	17
Loans charged-off:		
Residential real estate	(1,179)	(445)
Commercial real estate	(16,234)	(4,474)
Commercial construction	(1,130)	(521)
Commercial lots and raw land	(10,023)	(7,555)
Commercial and Industrial	(1,050)	(298)
Lease receivables	(19)	(207)
Consumer real estate	(690)	(61)
Consumer lots and raw land	(1,411)	(851)
Home equity lines of credit	(391)	(484)
Consumer other	(74)	(210)
Total charge-offs	(32,201)	(15,106)
Recoveries of loans previously charged-off:		
Residential real estate	6	1
Commercial real estate	225	351
Commercial construction	102	112
Commercial lots and raw land	1,065	19
Commercial and Industrial	67	48
Consumer real estate	20	23
Consumer lots and raw land	83	19
Home equity lines of credit	14	67
Consumer other	33	17
Total recoveries	1,615	657
Net charge-offs	(30,586)	(14,449)
Allowance for loan and lease losses at end of period	7,860	15,194
Allowance for unfunded commitments at end of period	228	254
Total allowance for credit losses at end of period	$ 8,088	$ 15,448

4. ALLOWANCE FOR CREDIT LOSSES (Continued)

The following tables present a roll forward of the Company's allowance for loan and lease losses by loan category based on loans either collectively or individually evaluated for impairment by class of financing receivable for the years ended December 31, 2012 and December 31, 2011, respectively:

	December 31, 2012					
	Beginning Balance	Charge-Offs	Recoveries	Provisions	Ending Balance	Total Loans
			(In thousands)			
Collectively evaluated:						
Residential real estate	$ 1,906	$ (1,179)	$ 6	$ 445	$ 1,178	$ 72,505
Residential construction	75	(-)	-	(30)	45	2,834
Residential lots and raw land	23	(-)	-	(9)	14	885
Commercial real estate	7,096	(11,656)	17	7,885	3,342	189,038
Commercial construction	633	(1,077)	-	794	350	20,113
Commercial lots and raw land	1,021	(7,906)	4	7,385	504	27,210
Commercial and Industrial	446	(378)	14	271	353	20,642
Lease receivables	223	(19)	-	(68)	136	5,712
Consumer real estate	595	(388)	13	122	342	18,920
Consumer construction	21	(-)	-	(10)	11	681
Consumer lots and raw land	516	(859)	-	890	547	16,435
Home equity lines of credit	887	(157)	-	(240)	490	26,616
Consumer other	141	(27)	25	(51)	88	4,227
Total	13,583	(23,646)	79	17,384	7,400	405,818
Individually evaluated:						
Commercial real estate	495	(4,578)	208	3,910	35	27,580
Commercial construction	-	(53)	102	(49)	-	382
Commercial lots and raw land	665	(2,117)	1,061	694	303	7,575
Commercial and Industrial	-	(672)	53	619	-	126
Consumer real estate	112	(302)	7	195	12	430
Consumer lots and raw land	338	(552)	83	241	110	814
Home equity lines of credit	-	(234)	14	220	-	38
Consumer other	1	(47)	8	38	-	120
Total	1,611	(8,555)	1,536	5,868	460	37,065
Grand Total	$ 15,194	$ (32,201)	$ 1,615	$ 23,252	$ 7,860	$ 442,883

4. ALLOWANCE FOR CREDIT LOSSES (Continued)

	December 31, 2011					
	Beginning Balance	Charge-Offs	Recoveries	Provisions	Ending Balance	Total Loans
	(In thousands)					
Collectively evaluated:						
Residential mortgage	$ 339	$ (445)	$ 1	$ 2,011	$ 1,906	$ 58,499
Residential construction	14	(-)	-	61	75	2,483
Residential lots and raw land	5	(-)	-	18	23	822
Commercial real estate	8,844	(160)	66	(1,654)	7,096	228,095
Commercial construction	1,192	(34)	3	(528)	633	21,573
Commercial lots and raw land	1,874	(96)	-	(757)	1,021	48,336
Commercial and Industrial	390	(37)	38	55	446	15,192
Lease receivables	148	(207)	-	282	223	7,578
Consumer real estate	785	(49)	23	(164)	595	18,315
Consumer construction	32	(-)	-	(11)	21	746
Consumer lots and raw land	836	(81)	-	(239)	516	19,505
Home equity lines of credit	1,102	(86)	64	(193)	887	30,209
Consumer other	81	(76)	12	124	141	4,779
Total	15,642	(1,271)	207	(995)	13,583	456,132
Individually evaluated:						
Commercial real estate	1,651	(4,314)	285	2,873	495	45,608
Commercial construction	95	(487)	109	283	-	3,868
Commercial lots and raw land	1,195	(7,459)	19	6,910	665	24,049
Commercial and Industrial	73	(261)	10	178	-	2,491
Consumer real estate	-	(12)	-	124	112	1,051
Consumer lots and raw land	91	(770)	19	998	338	1,429
Home equity lines of credit	83	(398)	3	312	-	270
Consumer other	-	(134)	5	130	1	124
Total	3,188	(13,835)	450	11,808	1,611	78,890
Grand Total	$ 18,830	$ (15,106)	$ 657	$ 10,813	$ 15,194	$ 535,022

5. TROUBLED DEBT RESTRUCTURINGS

The following tables present performing troubled debt restructured (TDR) loans at the dates indicated.

	At December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Performing TDR loans accounted for on an accrual basis:			
Residential real estate	$ -	$ -	$ 426
Commercial real estate	5,901	19,602	19,893
Commercial construction	29	1,401	4,129
Commercial lots and raw land	1,667	2,887	6,320
Commercial and Industrial	16	64	316
Consumer real estate	60	53	-
Consumer lots and raw land	667	1,178	222
Home equity lines of credit	-	175	-
Consumer other	26	28	28
Total performing TDR loans accounted for on an accrual basis	$ 8,366	$ 25,388	$ 31,334
Percentage of total loans, net	1.7%	4.8%	5.2%

	At December 31,	
	2009	2008
	(In thousands)	
Performing TDR loans:		
Commercial real estate	$ 11,279	$ 5,731
Commercial business	108	54
Consumer	225	1,075
Total performing TDR loans	$ 11,612	$ 6,860

5. TROUBLED DEBT RESTRUCTURINGS (Continued)

The following table presents a roll forward of the Bank's performing TDR loans for the years ended December 31, 2012 and December 31, 2011, respectively:

Performing TDRs	Beginning Balance	Additions (1)	Charge-offs (2)	Other (3)	Ending Balance
			(In thousands)		
December 31, 2012					
Residential mortgage	$ -	$ -	$ -	$ -	$ -
Commercial	23,953	3,706	(1,875)	(18,171)	7,613
Consumer	1,435	590	-	(1,272)	753
Total	$ 25,388	$ 4,296	$ (1,875)	$ (19,443)	$ 8,366
December 31, 2011					
Residential mortgage	$ 426	$ -	$ -	$ (426)	$ -
Commercial	30,658	30,440	-	(37,145)	23,953
Consumer	250	1,721	-	(536)	1,435
Total	$ 31,334	$ 32,161	$ -	$ (38,107)	$ 25,388

1. Includes new TDRs and increases to existing TDRs.
2. Post modification charge-offs.
3. Includes principal payments, paydowns and performing loans previously restructured at market rates that are no longer reported as TDRs.

The following table presents a roll forward of the Bank's non-performing TDR loans for the years ended December 31, 2012 and December 31, 2011, respectively:

Non-Performing TDRs	Beginning Balance	Additions (1)	Charge-offs (2)	Other (3)	Ending Balance
			(In thousands)		
December 31, 2012					
Residential mortgage	$ 414	$ -	$ -	$ (414)	$ -
Commercial	20,699	2,063	(8,453)	(2,924)	11,385
Consumer	304	174	(170)	(11)	297
Total	$ 21,417	$ 2,237	$ (8,623)	$ (3,349)	$ 11,682
December 31, 2011					
Residential mortgage	$ 508	$ -	$ -	$ (94)	$ 414
Commercial	26,465	13,711	(6,335)	(13,142)	20,699
Consumer	-	823	(517)	(2)	304
Total	$ 26,973	$ 14,534	$ (6,852)	$ (13,238)	$ 21,417

1. Includes new TDRs and increases to existing TDRs.
2. Post modification charge-offs.
3. Includes principal payments, paydowns and loans previously designated as non-performing that are now current and performing in compliance with their modified terms.

During the year ended December 31, 2012, certain of those loans modified as TDRs listed as additions in the tables above subsequently defaulted during the period. Following are the amounts of the subsequent defaults based on loan portfolio segment (in thousands): residential mortgage - none; commercial - $1,364; and consumer - $105.

In determination of the allowance for loan losses, the Bank considers TDRs and subsequent defaults in restructuring in its estimate. As a result, the allowance may be increased, adjustments may be made in the allocation of the allowance, or charge-offs may be taken to further writedown the carrying value of the loan.

6. OTHER REAL ESTATE OWNED

The following table reflects changes in other real estate owned during the years ended December 31, 2012 and 2011.

	Balance 12-31-11	Additions	Sales, net	Fair Value Adjustments	Transfer to Premises and Equipment	Balance 12-31-12
			(In thousands)			
Other Real Estate Owned	$ 17,005	$ 10,908	$ (7,206)	$ (7,814)	$ -	$ 12,893

	Balance 12-31-10	Additions	Sales, net	Fair Value Adjustments	Transfer to Premises and Equipment	Balance 12-31-11
			(In thousands)			
Other Real Estate Owned	$ 11,616	$ 14,515	$ (5,827)	$ (2,548)	$ (751)	$ 17,005

At December 31, 2012, other real estate owned consisted of 27 single-family residences, 106 vacant lots, three residential subdivisions containing raw land and 89 developed lots, ten parcels of land and 29 commercial properties.

Fair value adjustments are recorded in order to adjust the carrying values of other real estate owned to estimated fair market values. In most cases, estimated fair market values are derived from an initial appraisal, an updated appraisal or other forms of internal evaluations. In certain instances when a listing agreement is renewed for a lesser amount, carrying values will be adjusted to the lesser fair value amount. Additionally, in certain instances when an offer to purchase is received near the end of a quarterly accounting period for less than the carrying value, and the sale does not close until the next accounting period, the carrying value will adjust to the lesser fair value offer amount.

7. PREMISES AND EQUIPMENT

Premises and equipment consists of the following:	December 31, 2012	December 31, 2011
Land	$ 3,219,079	$ 3,219,079
Office buildings and improvements	8,999,509	8,993,956
Furniture, fixtures and equipment	6,979,762	6,187,715
Vehicles	689,998	579,473
Projects/work in process	205,536	1,687,284
	20,083,884	20,667,507
Less accumulated depreciation	7,850,731	8,988,077
Total	$ 12,233,153	$ 11,679,430

The Bank leases certain branch facilities and equipment under separate agreements that expire at various dates through January 31, 2018. Rental expense of $559,049, $574,692 and $594,028 during the years ended December 31, 2012, 2011 and 2010, respectively, is included in premises and equipment expense on the accompanying consolidated statements of operations. Future rentals under these leases are as follows:

2013	$ 441,509
2014	131,897
2015	106,932
2016	85,780
2017	67,683
Thereafter	2,483
Total	$ 836,284

8. DEPOSITS

The following table presents the distribution of all deposit accounts as of December 31, 2012 and 2011.

	12/31/12	12/31/11
	(In thousands)	
Demand accounts:		
Non-interest bearing checking	$ 92,888	$ 98,969
Interest bearing checking	142,108	130,002
Money market	39,667	14,748
Savings accounts	30,570	28,989
Certificate accounts	295,668	369,909
Total deposits	$ $600,901	$ 642,617

At December 31, 2012, the scheduled maturities of time deposits were as follows:

	Less than $100,000	$100,000 or more	Total
		(In thousands)	
Three months or less	$ 25,387	$ 23,733	$ 49,120
Over three months through one year	40,229	22,815	63,044
Over one year through three years	74,258	92,496	166,754
Over three years to five years	6,955	9,795	16,750
Total time deposits	$ 146,829	$ 148,839	$ 295,668

The aggregate amount of time deposits with balances of $100,000 or more was $148,838,963 and $195,429,182 at December 31, 2012 and 2011, respectively.

9. EMPLOYEE BENEFIT PLANS

The Bank participates in a defined contribution plan which covers substantially all employees. During the years ended December 31, 2012, 2011 and 2010, employees may contribute from 1% to 100% of compensation, subject to an annual maximum as determined by the Internal Revenue Code. The Bank makes matching contributions of 100% of employees' contributions up to 5% of the employees' salaries. The plan provides that employees' contributions are 100% vested at all times and the Bank's contributions vest 25% for each year of service.

Expenses related to the Bank's contributions to this plan for the years ended December 31, 2012, 2011 and 2010 were $327,544, $321,243 and $316,729, respectively. Directors and certain officers participate in deferred compensation plans. These plans provide for fixed payments beginning at retirement, and are earned over service periods of up to ten years, and include provisions for deferral of current payments. The expense related to these plans during the years ended December 31, 2012, 2011 and 2010 was $1,763,474, $328,863 and $328,667, respectively. The plans include provisions for forfeitures of unvested portions of payments, and vesting in the event of death or disability. The total liability under this plan was $1,454,702 and $3,266,218 as of December 31, 2012 and 2011, respectively.

10. STOCK-BASED COMPENSATION

The Company had two stock-based compensation plans at December 31, 2012. The shares outstanding are for grants under the 1997 Stock Option Plan (the "1997 Plan") and the 2008 Equity Incentive Plan (the "2008 Plan") (collectively, the "Plans"). The 1997 Plan matured on April 8, 2008, and no additional options may be granted under that plan. At December 31, 2012, the 1997 Plan had 51,004 granted unexercised shares. At December 31, 2012, the 2008 Plan includes 103,000 granted unexercised shares and 855,000 shares available to be granted.

Stock options expire ten years from the date of grant and vest over service periods ranging from one year to five years. The Plans have a change in control provision under which all options vest immediately if a change in control occurs. Options granted under the 2008 Plan are granted at the closing sales price of the Company's common stock on the NASDAQ Stock Market on the date of grant. The Company settles stock option exercises with treasury shares.

The average fair value of options granted during the years ended December 31, 2012 and 2011 was $1.76 and $2.21, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants during the years ended December 31, 2012, 2011 and 2010.

10. STOCK-BASED COMPENSATION (Continued)

Year Ended:	December 31, 2012	2011	2010
Dividend growth rate	0.0%	0.0%	5.0%
Expected volatility	37.3%	37.8%	36.6%
Average risk-free interest rates	1.53%	2.83%	3.01%
Expected lives	6 years	6 years	6 years

A summary of option activity under the Plans as of December 31, 2012 and 2011, and changes during the years then ended is presented below:

	Options Available	Options Outstanding	Price	Aggregate Intrinsic Value
Outstanding at December 31, 2010	889,500	181,441	$ 15.60	$ (1,655,997)
Granted	(24,000)	24,000	5.36	
Forfeited/Expired	8,500	(38,608)	10.69	
Exercised	-	-	0.00	
Outstanding at December 31, 2011	874,000	166,833	$ 15.26	$ (2,011,837)
Granted	(30,000)	30,000	4.61	
Forfeited/Expired	11,000	(42,829)	16.41	
Exercised	-	-	0.00	
Outstanding at December 31, 2012	855,000	154,004	$ 12.86	$ (1,244,965)

Net compensation benefit credited to income for the Plans was $3,294 for the year ended December 31, 2012, compared to net compensation cost of $19,512 charged against income for the year ended December 31, 2011. Total recapture credits against compensation expense due to forfeited options was $64,884 for the year ended December 31, 2012, compared to $84,022 for the year ended December 31, 2011.

Total unrecognized compensation cost on granted unexercised shares was $69,438 at December 31, 2012, compared to $93,165 at December 31, 2011. That cost is expected to be recognized over the next 4 years. There were no income tax benefits available for recognition during the years ended December 31, 2012 or 2011, as there were no stock options exercised during either of the respective periods.

The following table summarizes additional information about the Company's outstanding options and exercisable options as of December 31, 2012, including weighted-average remaining contractual term expressed in years ("Life") and weighted average exercise price ("Price"):

	Outstanding			Exercisable	
Range of Exercise Price	Shares	Life	Price	Shares	Price
$4.12 – 10.91	81,000	8.08	$ 6.71	32,334	$ 8.99
$11.80 – 16.49	21,129	4.07	14.26	21,129	14.26
$17.27 – 25.07	41,625	4.40	20.34	40,125	20.30
$26.17 – 33.27	10,250	3.71	28.26	10,250	28.26
	154,004	6.25	12.86	103,838	16.33

A summary of nonvested option shares and changes during the years December 31, 2012 and 2011 is presented below:

Year Ended:	December 31, 2012		December 31, 2011	
	Shares	Price	Shares	Price
Nonvested at beginning of year	54,316	$ 9.43	63,116	$ 13.04
Granted	30,000	4.61	24,000	5.36
Forfeited	(5,666)	12.61	(6,833)	10.85
Vested	(28,484)	10.13	(25,967)	14.05
Nonvested at end of year	50,166	5.68	54,316	9.43

10. STOCK-BASED COMPENSATION (Continued)

The following table reflects the impact of stock based compensation by increasing or reducing income before income taxes, net income, basic earnings per share and diluted earnings per share for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,		
	2012	2011	2010
Increased (reduced) net income before income taxes	$ 3,294	$ (19,512)	$ (83,310)
Increased (reduced) net income	3,294	(18,289)	(80,782)
Reduced basic earnings per share	.00	.00	.00
Reduced diluted earnings per share	.00	.00	.00

11. BORROWED MONEY

The following table summarizes short-term borrowed money as of December 31, 2012 and 2011:

	12/31/12	Weighted Average Rate	12/31/11	Weighted Average Rate
		(Dollars in thousands)		
Federal Home Loan Bank advances	$ 16,500	0.31%	$ -	-
Retail repurchase agreements	-	-	2,096	0.25%
Total borrowed money	$ 16,500	0.31%	$ 2,096	0.25%

Borrowed money includes advances from the FHLB and retail repurchase agreements. The Bank discontinued the retail repurchase agreement program effective as of November 1, 2012. The Bank has pledged its stock in the FHLB, and certain loans secured by one to four family residential mortgages as collateral for actual or potential FHLB advances. At December 31, 2012 and 2011, the Bank had approximately $126.8 million and $153.1 million, respectively, of additional credit available with the FHLB. At December 31, 2012, the Bank had lendable collateral value with the FHLB totaling $63.3 million. Additional collateral would be required in order to access total borrowings up to the credit availability limit.

12. INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, 2012, 2011 and 2010 are as follows:

	Years Ended December 31,		
	2012	2011	2010
Current			
Federal	$ -	$ 147,600	$ 1,187,685
State	-	63,582	363,682
	-	211,182	1,551,367
Deferred			
Federal	(6,352,027)	428,572	(2,758,539)
State	(785,272)	208,052	(594,147)
	(7,137,299)	636,624	(3,352,686)
Total	$ (7,137,299)	$ 847,806	$ (1,801,319)

Reconciliations of the expected income tax expense (benefit) at statutory tax rates with income tax expense (benefit) reported in the statements of operations for the years ended December 31, 2012, 2011 and 2010 are as follows:

	Years Ended December 31,		
	2012	2011	2010
Expected income tax expense (benefit) at 35%	$ (6,538,852)	$ 816,379	$ (1,463,390)
State income taxes, net of federal income tax	(840,709)	179,278	(149,802)
Other expenses and adjustments	242,262	(147,851)	(188,127)
Total	$ (7,137,299)	$ 847,806	$ (1,801,319)

12. INCOME TAXES (Continued)

The components of deferred income tax assets and liabilities are as follows:

	Years Ended December 31,	
	2012	2011
Deferred income tax assets		
Deferred directors' fees	$ 284,644	$ 537,732
Allowance for credit losses	3,021,050	5,844,570
Employee benefits	250,779	719,759
Loans mark-to-market	-	91,573
Other	65,657	661,049
Net operating loss carryovers	10,801,155	-
	14,423,285	7,854,683
Deferred income tax liabilities		
Depreciation and amortization	2,305,845	1,811,663
Carrying value – land	385,000	385,000
Mortgage servicing rights	485,622	476,307
Deferred loan origination fees and costs	20,069	470,460
Unrealized gain on securities available for sale	3,153,500	2,456,015
Loans mark-to-market	288,588	-
	6,638,624	5,599,445
Net deferred income tax asset	$ 7,784,661	$ 2,255,238

At December 31, 2012 the Bank had net operating loss carryovers for Federal and State income tax purposes of $28,055,000 and $27,714,000, respectively. These losses may generally be carried over 20 years for Federal purposes and 15 years for State purposes.

13. REGULATORY CAPITAL REQUIREMENTS

Dividend payments made by the Company are subject to regulatory restrictions under Federal Reserve Board policy as well as to limitations under applicable provisions of Virginia corporate law. The Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized." Under Virginia law, dividends may be paid out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Furthermore, under FDIC regulations, the Bank is prohibited from making any capital distributions if, after making the distribution, the Bank would have: (i) a total risk-based capital ratio of less than 8.0%; (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0%.

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 2012, that the Bank meets all capital adequacy requirements to which it is subject. The Company's most significant asset is its investment in the Bank. Consequently, the information concerning capital ratios is essentially the same for the Company and the Bank. The Bank's actual regulatory capital amounts and ratios as of December 31, 2012 and 2011 are presented in the table below:

	Actual		Minimum for Capital Adequacy Purposes		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2012:						
Total Capital (to Risk Weighted Assets)	$ 80,185	16.5%	$ 38,798	8.0%	$ 48,497	10.0%
Tier 1 Capital (to Risk Weighted Assets)	74,098	15.3%	19,399	4.0%	29,098	6.0%
Tier 1 Capital (to Average Assets)	74,098	10.4%	28,624	4.0%	35,780	5.0%
December 31, 2011:						
Total Capital (to Risk Weighted Assets)	$ 81,642	15.2%	$ 42,900	8.0%	$ 53,626	10.0%
Tier 1 Capital (to Risk Weighted Assets)	74,831	14.0%	21,450	4.0%	32,175	6.0%
Tier 1 Capital (to Average Assets)	74,831	10.0%	29,880	4.0%	37,350	5.0%

13. REGULATORY CAPITAL REQUIREMENTS (Continued)

As of December 31, 2012, the most recent report filing date with the FDIC, the Bank's regulatory capital position is categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum amounts and ratios, as set forth in the table above. There are no conditions or events since December 31, 2012, that management believes has changed the Bank's well capitalized category.

14. EARNINGS PER SHARE

The following table provides a reconciliation of income (loss) available to common stockholders and the average number of shares outstanding (less unearned deferred stock awards and treasury shares) for the years ended December 31, 2012, 2011 and 2010. Options to purchase 154,004, 166,833 and 181,441 shares of common stock were outstanding at December 31, 2012, 2011, and 2010, respectively.

	Years Ended December 31,		
	2012	2011	2010
Net income (loss)-(numerator)	$ (10,977,121)	$ 1,553,309	$ (2,379,796)
Weighted average shares outstanding for basic EPS-(denominator)	9,751,271	9,751,271	9,744,870
Dilutive effect of stock options	-	-	177
Adjusted shares for diluted EPS	9,751,271	9,751,271	9,745,047
Net income (loss) per common share			
Basic	$ (1.13)	$ 0.16	$ (0.24)
Diluted	$ (1.13)	$ 0.16	$ (0.24)

For the years ended December 31, 2012 and 2011, there were no options that were dilutive, as the exercise prices for these years exceeded the average market price of the Company's common stock. For the year ended December 31, 2010, 177 options were dilutive, as the average market price of the Company's common stock exceeded the exercise price of these options. These 177 options were included in the calculation of diluted earnings per share for the year ended December 31, 2010.

15. MORTGAGE BANKING ACTIVITIES

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of mortgage loans serviced for others were $313,823,285, $319,363,434 and $318,217,911 at December 31, 2012, 2011, and 2010, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

At December 31, 2012 and 2011, mortgage servicing rights reported in the consolidated statements of financial condition, net of amortization, were $1,261,355 and $1,237,161, respectively. During the years ended December 31, 2012 and 2011, respectively, the Bank recorded additional servicing assets of $449,329 and $390,761 as a result of sales of loans or mortgage-backed securities. Amortization of servicing assets during the years ended December 31, 2012, 2011, and 2010 aggregated $425,136, $511,258 and $462,345, respectively. The fair value of recognized servicing assets amounted to approximately $1,661,000 and $1,901,000 as of December 31, 2012 and 2011, respectively. The Bank's significant assumptions used to estimate their fair value include weighted average life, prepayment speeds, and expected costs to transfer servicing to a third party.

16. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

The Bank is a party to financial instruments with off-balance sheet risk. These risks are incurred in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instruments for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower.

The Bank's lending is concentrated primarily in central, eastern, northeastern and southeastern North Carolina. Credit has been extended to certain of the Bank's customers through multiple lending transactions. Since many of the commitments are expected to expire without being drawn upon, amounts reported do not necessarily represent future cash requirements. A summary of the contractual amounts of the Bank's exposure to off-balance sheet risk as of December 31, 2012 and 2011 is as follows:

	December 31,	
	2012	2011
Commitments to extend credit	$ 24,625,000	$ 20,840,000
Undrawn balances on lines of credit and undrawn balances on credit reserves (overdraft protection)	43,387,000	45,403,000
Standby letters of credit	-	-
Total	$ 68,012,000	$ 66,243,000

17. PARENT COMPANY FINANCIAL INFORMATION

The Company's principal asset is its investment in the Bank. Following is the parent company's Condensed Balance Sheets of December 31, 2012 and 2011; and Condensed Statements of Income and Condensed Statements of Cash Flows for the years ended December 31, 2012, 2011and 2010:

	December 31,	
	2012	2011
CONDENSED BALANCE SHEETS		
Cash	$ 1,670,190	$ 47,541
Investment in wholly-owned subsidiary	83,533,724	82,779,364
Investment in Preferred Trust I	310,010	310,010
Income tax receivable	111,455	11,584,928
Other assets	35,647	35,647
Total assets	$ 85,661,026	$ 94,757,490
Junior subordinated debentures	$ 10,310,000	$ 10,310,000
Other liabilities	697,973	334,218
Stockholders' equity	74,653,053	84,113,272
Total liabilities and stockholders' equity	$ 85,661,026	$ 94,757,490

17. PARENT COMPANY FINANCIAL INFORMATION (Continued)

	Years Ended December 31,		
	2012	2011	2010
CONDENSED STATEMENTS OF INCOME			
Income:			
Equity in earnings (loss) of subsidiary	$ (10,687,543)	$ 1,825,593	$ (2,040,065)
Expenses:			
Interest on junior subordinated debentures	363,755	334,219	333,689
Miscellaneous expenses	75,000	78,333	151,120
Income tax expense (benefit)	(149,177)	(140,268)	(145,077)
Net income (loss)	$ (10,977,121)	$ 1,553,309	$ (2,379,797)

	Years Ended December 31,		
	2012	2011	2010
CONDENSED STATEMENTS OF CASH FLOWS			
Operating activities:			
Net income (loss)	$ (10,977,121)	$ 1,553,309	$ (2,379,797)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Stock based compensation (income) expense	(3,294)	19,512	83,310
Equity in undistributed (earnings) loss of subsidiary	10,687,543	(1,825,593)	2,040,065
Other operating activities	217,847	177,747	(137,309)
Net cash used in operating activities	(75,025)	(75,025)	(393,731)
Investing activities:			
Sale of income tax receivable to subsidiary	11,622,675	-	-
Upstream dividend received from subsidiary	75,000	50,000	7,512,698
Net cash provided by investing activities	11,697,675	50,000	7,512,698
Financing activities:			
Additional equity investment in subsidiary	(10,000,000)	-	-
Proceeds from exercise of stock options	-	-	61,807
Cash paid for dividends	-	-	(6,722,670)
Net cash used in financing activities	(10,000,000)	-	(6,660,863)
Net increase (decrease) in cash	1,622,649	(25,025)	(1,921,693)
Cash at beginning of year	47,541	72,566	1,994,259
Cash at end of year	$ 1,670,190	$ 47,541	$ 72,566

18. FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy prioritizes the inputs of valuation techniques used to measure fair value of nonfinancial assets and liabilities. The inputs are evaluated and an overall level for the fair value measurement is determined. This overall level is an indication of the market observability of the fair value measurement. In order to determine the fair value, the Bank must determine the unit of account, highest and best use, principal market, and market participants. These determinations allow the Bank to define the inputs for fair value and level of hierarchy. Outlined below is the application of the fair value hierarchy to the Bank's financial assets that are carried at fair value.

Level 1-inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available. The type of assets carried at Level 1 fair value generally includes investments such as U. S. Treasury and U. S. government agency securities.

18. FAIR VALUE MEASUREMENT (Continued)

Level 2-inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets and price quotations can vary substantially either over time or among market makers. The type of assets carried at Level 2 fair value generally include mortgage-backed securities issued by Government Sponsored Enterprises ("GSEs"), municipal bonds, corporate debt securities and mortgage loans held for sale.

Level 3-inputs to the valuation methodology are unobservable to the extent that observable inputs are not available. Unobservable inputs are developed based on the best information available in the circumstances and might include the Bank's own assumptions. The Bank shall not ignore information about market participant assumptions that is reasonably available without undue cost and effort. The type of assets carried at Level 3 fair value generally include investments backed by non-traditional mortgage loans or certain state or local housing agency obligations, of which the Bank has no such assets or liabilities. Level 3 also includes other loans held for sale and other real estate owned.

Assets measured at fair value on a recurring basis as of December 31, 2012 and December 31, 2011:

	Fair Value	Quoted Prices In Active Markets for Identical Assets	Significant Observable Inputs-Other	Significant Unobservable Inputs
		(In thousands)		
Description	12/31/12	Level 1	Level 2	Level 3
Securities available for sale:				
Mortgage-backed securities	$ 140,262	$ -	$ 140,262	$ -
Municipal securities	24,576	-	24,576	-
Mortgage loans held for sale	20,287	-	20,287	-
Total December 31, 2012	$ 185,125	$ -	$ 185,125	$ -
Description	12/31/11	Level 1	Level 2	Level 3
Securities available for sale:				
Mortgage-backed securities	$ 138,515	$ -	$ 138,515	$ -
Total December 31, 2011	$ 138,515	$ -	$ 138,515	$ -

Assets measured at fair value on a non-recurring basis as of December 31, 2012 and December 31, 2011:

	Fair Value	Quoted Prices In Active Markets for Identical Assets	Significant Observable Inputs-Other	Significant Unobservable Inputs
		(In thousands)		
Description	12/31/12	Level 1	Level 2	Level 3
Impaired loans, net (1)	$ 36,605	$ -	$ 36,605	$ -
Other loans held for sale	24,438	-	-	24,438
Other real estate owned	12,893	-	-	12,893
Total December 31, 2012	$ 73,936	$ -	$ 36,605	$ 37,331
Description	12/31/11	Level 1	Level 2	Level 3
Impaired loans, net (2)	$ 77,279	$ -	$ 77,279	$ -
Other real estate owned	17,005	-	-	17,005
Total December 31, 2011	$ 94,284	$ -	$ 77,279	$ 17,005

(1) Includes $30.1 million of loans identified as impaired, even though an impairment analysis calculated pursuant to ASC 310-10-35 (formerly FAS 114) resulted in no impairment loss recognition.
(2) Includes $53.2 million of loans identified as impaired, even though an impairment analysis calculated pursuant to ASC 310-10-35 (formerly FAS 114) resulted in no impairment loss recognition.

Quoted market price for similar assets in active markets is the valuation technique for determining fair value of available for sale securities. Unrealized gains on available for sale securities are included in the "accumulated other comprehensive income" component of the Stockholders' Equity section of the Consolidated Statements of Financial Condition. The estimated fair value of loans held for sale is based on commitments from investors within the secondary market for loans with similar characteristics.

18. FAIR VALUE MEASUREMENT (Continued)

The Company does not record loans held for investment at fair value on a recurring basis. However, when a loan is considered impaired an impairment write down is taken based on the loan's estimated fair value. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those loans not requiring a write down represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans, and are not included above.

Impaired loans where a write down is taken based on fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as non-recurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company classifies the impaired loan as non-recurring Level 3.

OREO acquired through loan foreclosure is recorded at lower of cost or fair value upon transfer of the loans to foreclosed assets, based on the appraised market value of the property. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When an appraised value is not available or management determines the fair value of the collateral is impaired below the appraised value and there is no observable market price, the Company classifies the foreclosed asset as non-recurring Level 3. Fair value adjustments of $7.8 million, $2.5 million and $3.2 million were made to OREO during the years ended December 31, 2012, 2011 and 2010, respectively.

Net losses realized and included in earnings for the years ended December 31, 2012, 2011 and 2010 are reported in other revenues as follows:

	Year Ended 12/31/12	Year Ended 12/31/11	Year Ended 12/31/10
Loss on sale of other real estate, net	$528,521	$68,365	$523,173

No liabilities were measured at fair value on a recurring or non-recurring basis as of December 31, 2012 and 2011.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table represents the recorded carrying values, estimated fair values and the fair value hierarchy within which the fair value measurements of the Company's financial instruments are categorized at December 31, 2012 and December 31, 2011:

	Level in Fair Value Hierarchy	December 31, 2012		December 31, 2011	
		Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount
		(In thousands)			
Financial assets:					
Cash and due from banks	Level 1	$ 8,984	$ 8,984	$ 14,298	$ 14,298
Interest-bearing deposits in other banks	Level 1	3,383	3,383	18,476	18,476
Investment securities available for sale	Level 2	164,838	164,838	138,515	138,515
Loans held for sale	Level 2	44,725	44,725	6,674	6,436
Loans and leases held for investment, net	Level 2	442,718	433,987	523,062	518,766
Stock in Federal Home Loan Bank of Atlanta	Level 2	1,859	1,859	1,887	1,887
Accrued interest receivable	Level 2	2,409	2,409	2,210	2,210

	Level in Fair Value Hierarchy	December 31, 2012		December 31, 2011	
		Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount
		(In thousands)			
Financial liabilities:					
Deposits	Level 2	$ 603,064	$ 600,901	$ 648,403	$ 642,617
Borrowed money:					
Repurchase agreements	Level 2	-	-	2,096	2,096
Advances from FHLB	Level 2	16,500	16,500	-	-
Junior subordinated debentures	Level 2	10,310	10,310	10,310	10,310

19. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Fair values have been estimated using data which management considers as the best available, and estimation methodologies deemed suitable for the pertinent category of financial instrument. The estimation methodologies used by the Bank were as follows:

Cash and Due from banks and Interest –Bearing Deposits in Other Banks: The carrying amounts for cash and due from banks and interest bearing deposits in other banks are equal to their fair value. Fair value hierarchy Input level 1.

Investment Securities Available for Sale: The estimated fair value of investment securities is provided in Note 2 of the Notes to Consolidated Financial Statements. These are based on quoted market prices, when available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Fair value hierarchy Input level 2.

Loans Held for Sale. The estimated fair value of loans held for sale is based on commitments from investors within the secondary market for loans with similar characteristics. Fair value hierarchy Input level 2.

Loans and Leases Held for Investment, Net: Fair values are estimated for portfolios of loans and leases held for investment with similar financial characteristics. Loans and leases are segregated by collateral type and by fixed and variable interest rate terms. The fair value of each category is determined by discounting scheduled future cash flows using current interest rates offered on loans or leases with similar characteristics. Fair values for impaired loans and leases are estimated based on discounted cash flows or underlying collateral values, where applicable. Fair value hierarchy Input level 2.

Stock in Federal Home Loan Bank of Atlanta: The fair value for FHLB stock approximates carrying value, based on the redemption provisions of the Federal Home Loan Bank. Fair value hierarchy Input level 2.

Deposits and Advances from FHLB: The fair value of demand deposits is the amount payable on demand at the reporting date. The fair values of certificates of deposits and FHLB advances are estimated using the rates currently offered for similar instruments with similar remaining maturities. Fair value hierarchy Input level 2.

Accrued Interest Receivable, Repurchase Agreements and Junior Subordinated Debentures: The carrying amount of accrued interest receivable, repurchase agreements, and junior subordinated debentures approximates fair value because of the short maturities of these instruments. Fair value hierarchy Input level 2.

Financial Instruments with Off-Balance Sheet Risk: With regard to financial instruments with off-balance sheet risk, it is not practicable to estimate the fair value of future financing commitments.

20. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for the years ended December 31, 2012, 2011 and 2010 is as follows:

	Year ended December 31,		
	2012	2011	2010
Real estate acquired in settlement of loans	$ 10,907,604	$ 14,514,844	$ 17,374,113
Exchange of loans for mortgage-backed securities	41,034,564	37,225,850	48,372,395
Cash paid for interest	4,545,533	7,250,351	9,083,583
Cash paid for income taxes	290,000	200,000	2,515,530

21. JUNIOR SUBORDINATED DEBENTURES

The Company has sponsored a trust, First South Preferred Trust I (the Trust), of which 100% of the common equity is owned by the Company. The Trust was formed for the purpose of issuing company-obligated preferred trust securities (the Preferred Trust Securities) to third-party investors and investing the proceeds from the sale of such Preferred Trust Securities solely in junior subordinated debt securities of the Company (the Debentures). The Debentures held by the Trust are the sole assets of the Trust. Distributions on the Preferred Trust Securities issued by the Trust are payable quarterly at a rate equal to the interest rate being earned by the Trust on the Debentures held by that Trust. The Preferred Trust Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Debentures. The Company has entered into an agreement, which fully and unconditionally guarantees the Preferred Trust Securities subject to the terms of the guarantee. The Debentures held by the Trust are first redeemable, in whole or in part, by the Company on or after September 30, 2008. Subject to certain limitations, the Junior Subordinated Debentures qualify as Tier 1 capital for the Company under current Federal Reserve Board guidelines.

21. JUNIOR SUBORDINATED DEBENTURES (Continued)

In June 2012, the federal bank regulatory agencies issued proposed rules to implement the capital reforms of the Basel III framework. These proposed regulatory capital guidelines would phase out the Tier 1 capital treatment of trust preferred securities for institutions with less than $15 billion in total assets over a ten-year period, beginning in 2013, until they are fully phased out in 2022. The bank regulatory agencies have delayed implementation of these proposed rules. At this time, it is not clear when, or in what form, these proposed rules will be implemented.

Consolidated debt obligations as of December 31, 2012 related to a subsidiary Trust holding solely Debentures of the Company follows:

LIBOR + 2.95% junior subordinated debentures owed to First South Preferred Trust I due September 26, 2033	$	10,000,000
LIBOR + 2.95% junior subordinated debentures owed to First South Preferred Trust I due September 26, 2033		310,000
Total junior subordinated debentures owed to unconsolidated subsidiary trust	$	10,310,000

22. RELATED PARTY TRANSACTIONS

The Company had loans outstanding to executive officers, directors and their affiliated companies. Management believes that these loans are made and processed on the same basis as loans to non-related parties. An analysis of the activity with respect to such aggregate extensions of credit to related parties is as follows:

Extensions of credit at December 31, 2011	$	872,630
New extensions of credit made during the year		599,000
Repayments during the year		(366,380)
Extensions of credit at December 31, 2012	$	1,105,250

BOARD OF DIRECTORS

Frederick N. Holscher
Chairman
Partner
Rodman, Holscher, Peck, &
Edwards, P.A.
Washington, NC

Marshall T. Singleton
Vice Chairman
Co-Owner
B. E. Singleton & Sons
Washington, NC

Linley H. Gibbs, Jr.
Retired
Washington, NC

Frederick H. Howdy
President
Drs. Freshwater & Howdy, P.A.
Washington, NC

L. Steven Lee
Owner, President and
General Manager
Lee Chevrolet, Inc.
Washington, NC

Charles E. Parker, Jr.
Senior Vice President
Robinson & Stith Insurance
New Bern, NC

Bruce W. Elder
President and
Chief Executive Officer
First South Bank
Washington, NC

EXECUTIVE OFFICERS

Bruce W. Elder
President and
Chief Executive Officer

J. Randy Woodson
Executive Vice President
Chief Operating Officer

Scott C. McLean
Executive Vice President
Chief Financial Officer

John F. Nicholson, Jr.
Executive Vice President
Chief Credit Officer

Paul S. Jaber
Executive Vice President
Mortgage Lending

Sherry L. Correll
Executive Vice President
Bank Operations

AREA EXECUTIVES, SUBSIDIARY EXECUTIVES AND OTHER CORPORATE OFFICERS

Richard A. Levy
Senior Vice President
Area Executive
Cape Fear Region

Dennis A. Nichols
Senior Vice President
Area Executive
Neuse Region

Robert C. Pfeiffer
Senior Vice President
Area Executive
Albemarle Region

Donnie L. G. Bunn
President
First South Leasing, LLC

Kristie W. Hawkins
Treasurer and Controller

William L. Wall
Senior Vice President
Financial Reporting and
Secretary

CITY EXECUTIVES

Eric S. Clark
Senior Vice President
City Executive
Greenville, NC

Joseph M. Johnson
Senior Vice President
City Executive
Durham, NC

Cornelius F. Sullivan
Senior Vice President
City Executive
Raleigh, NC

David M. Thompson
Senior Vice President
City Executive
Wilmington, NC

Charles B. Bodiford
Vice President
City Executive
Buxton, NC

John C. Gardner
Vice President
City Executive
Nags Head, NC

Thomas S. Lewis
Vice President
City Executive
Rocky Mount, NC

Melissa H. Wober
Vice President
City Executive
Lumberton, NC

FIRST SOUTH BANK OFFICE LOCATIONS

Buxton
47560 NC Highway 12
Buxton, NC 27920
(252) 995-3250

Chocowinity
2999 US Highway 17 South
Chocowinity, NC 27817
(252) 940-4970

Durham
4215-01 University Drive
Durham, NC 27707
(919) 403-1000

Elizabeth City
604 East Ehringhaus Street
Elizabeth City, NC 27909
(252) 335-0848

Fayetteville
241 Green Street
Fayetteville, NC 28301
(910) 483-3681

705 Executive Place
Fayetteville, NC 28305
(910) 484-2116

Grantsboro
11560 NC Highway 55
Suite 11
Grantsboro, NC 28529
(252) 745-5001

Greenville
301 East Arlington Blvd
Greenville, NC 27858
(252) 321-2600

907 East Firetower Road
Greenville, NC 27835
(252) 355-4644

1707 SE Greenville Blvd
Greenville, NC 27858
(252) 752-2770

Hope Mills
3103 North Main Street
Hope Mills, NC 28348
(910) 423-0952

Kinston
2430 North Heritage Street
Kinston, NC 28501
(252) 523-9449

Lumberton
600 North Chestnut Street
Lumberton, NC 28358
(910) 739-3274

3000 North Elm Street
Lumberton, NC 28358
(910) 608-5031

Nags Head
2236 South Croatan Highway
Suite 6
Nags Head, NC 27959
(252) 441-9935

New Bern
202 Craven Street
New Bern, NC 28560
(252) 636-2997

1725 Glenburnie Road
New Bern, NC 28562
(252) 636-3569

Rocky Mount
300 Sunset Avenue
Rocky Mount, NC 27804
(252) 972-9661

2901 Sunset Avenue
Rocky Mount, NC 27804
(252) 451-1259

1378 Benvenue Road
Rocky Mount, NC 27804
(252) 442-8375

Raleigh
4800 Six Forks Road
Suite 115
Raleigh, NC 27609
(919) 783-5222

Tarboro
100 East Hope Lodge Street
Tarboro, NC 27886
(252) 823-0157

Washington
1311 Carolina Avenue
Washington, NC 27889
(252) 946-4178

300 North Market Street
Washington, NC 27889
(252) 940-4945

1328 John Small Avenue
Washington, NC 27889
(252) 940-5000

Wilmington
1612 Military Cutoff Road
Wilmington, NC 28403
(910) 798-6102

First South Leasing
220 Creekside Drive
Washington, NC 27889
(252) 975-4820

Operations Center and Credit Administration
220 Creekside Drive
Washington, NC 27889
(252) 946-4178


EQUAL HOUSING
LENDER

Member FDIC

STOCKHOLDER INFORMATION

Corporate Headquarters

First South Bancorp, Inc.
1311 Carolina Avenue
Washington, NC 27889

Telephone: 252-946-4178
Fax: 252-946-3873
E-mail: *info@firstsouthnc.com*
Website: *www.firstsouthnc.com*

Stock Listing Information. The Company's common stock is listed and trades on the NASDAQ Global Select Market under the symbol FSBK. There were 708 registered stockholders of record, as of March 21, 2013.

Stock Price and Dividend Information. The following table presents the high and low trading price information of the Company's common stock on the NASDAQ Stock Market and dividends declared per share for the periods indicated.

	Trading Prices and Dividends for Periods Indicated		
Quarterly Period Ended	High	Low	Dividends
March 31, 2012	$ 4.64	$ 3.20	$ 0.00
June 30, 2012	4.90	3.80	0.00
September 30, 2012	4.90	3.70	0.00
December 31, 2012	6.11	4.60	0.00
March 31, 2011	$ 6.64	$ 4.52	$ 0.00
June 30, 2011	5.21	3.37	0.00
September 30, 2011	4.78	3.11	0.00
December 31, 2011	4.00	3.01	0.00

Dividends. The Company's ability to pay dividends on its Common Stock is principally dependent on the Bank's ability to pay dividends to the Company, which is subject to various regulatory restrictions and limitations. In order to preserve the Bank's capital, in December 2010 the Company suspended quarterly cash dividend payments. The Board will continue to review the status of future dividend payments, which will depend upon the Company's financial condition, earnings, equity structure, capital needs, economic conditions and regulatory requirements.

Registrar and Transfer Agent. Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the Company's stock registrar and transfer agent: Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016; via the Internet at *www.rtco.com*; or toll-free at 800-866-1340.

Form 10-K. The Annual Report on Form 10-K of the Company as filed with the Securities and Exchange Commission is available via the Internet on the Company's website at *www.firstsouthnc.com* under the headings "Corporate – Investor Information - SEC Filings: EDGAR-Online". Stockholders of record will be provided a copy without charge by writing to William L. Wall, Corporate Secretary, First South Bancorp, Inc., P. O. Box 2047, Washington, NC 27889.

Investor Information. Stockholders, investors, and analysts interested in receiving additional information, may contact Scott C. McLean, Chief Financial Officer, First South Bancorp, Inc., P. O. Box 2047, Washington, NC 27889; or via email to *scott.mclean@firstsouthnc.com.*

Annual Meeting. The Annual Meeting of Stockholders of First South Bancorp, Inc. will be held Thursday, May 23, 2013 at 11:00 a.m. eastern time, at the main office of First South Bank, 1311 Carolina Avenue, Washington, North Carolina.

General Counsel
Rodman, Holscher, Peck & Edwards, P.A.
320 North Market Street
Washington, NC 27889

Special Counsel
Wyrick Robbins Yates & Ponton LLP
4101 Lake Boon Trail, Suite 300
Raleigh, NC 27607

Independent Accountants
Turlington and Company, L.L.P.
509 East Center Street
Lexington, NC 27292

First South Bancorp

1311 Carolina Avenue
P.O. Box 2047
Washington, North Carolina 27889
(252) 946-4178 • Fax (252) 946-3873
www.firstsouthnc.com